UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number 001-36906

INTERNATIONAL GAME TECHNOLOGY PLC
(Translation of registrant’s name into English)

66 Seymour Street, Second Floor
London, W1H 5BT
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

PART I.     FINANCIAL INFORMATION

ITEM 1.     Condensed Consolidated Financial Statements (Unaudited)

INTERNATIONAL GAME TECHNOLOGY PLC

International Game Technology PLC
Condensed Consolidated Balance Sheets
(Unaudited, $ thousands, except par value and number of shares)

	Notes	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents		943,346	662,934
Restricted cash and cash equivalents		196,252	231,317
Trade and other receivables, net	4	828,459	1,006,127
Inventories	5	183,220	161,790
Other current assets		556,607	571,869
Total current assets		2,707,884	2,634,037
Systems, equipment and other assets related to contracts, net		1,180,511	1,307,940
Property, plant and equipment, net		129,636	146,055
Operating lease right-of-use assets		332,121	341,538
Goodwill		5,188,657	5,451,494
Intangible assets, net		1,672,750	1,836,002
Other non-current assets		1,779,807	1,927,524
Total non-current assets		10,283,482	11,010,553
Total assets		12,991,366	13,644,590

Liabilities and shareholders' equity
Current liabilities:
Accounts payable		1,116,854	1,120,922
Current portion of long-term debt	6	374,656	462,155
Short-term borrowings	6	4	3,193
Other current liabilities		1,006,658	882,081
Total current liabilities		2,498,172	2,468,351
Long-term debt, less current portion	6	7,821,723	7,600,169
Deferred income taxes		272,555	366,822
Operating lease liabilities		305,805	310,721
Other non-current liabilities		372,428	413,549
Total non-current liabilities		8,772,511	8,691,261
Total liabilities		11,270,683	11,159,612
Commitments and contingencies	7
Shareholders’ equity
Common stock, par value $0.10 per share; 204,856,564 and 204,435,333 shares issued and outstanding at September 30, 2020 and December 31, 2019, respectively		20,485	20,443
Additional paid-in capital		2,343,095	2,395,532
Retained deficit		(1,678,484)	(1,020,238)
Accumulated other comprehensive income	8	279,054	262,525
Total IGT PLC’s shareholders’ equity		964,150	1,658,262
Non-controlling interests		756,533	826,716
Total shareholders’ equity		1,720,683	2,484,978
Total liabilities and shareholders’ equity		12,991,366	13,644,590

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Operations
(Unaudited, $ and shares in thousands, except per share amounts)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2020	2019	2020	2019
Service revenue	9	880,133	921,712	2,223,772	2,892,774
Product sales	9	101,377	231,535	335,417	639,642
Total revenue	9	981,510	1,153,247	2,559,189	3,532,416

Cost of services		541,118	575,594	1,479,605	1,765,519
Cost of product sales		81,516	136,246	239,822	397,217
Selling, general and administrative		180,315	201,416	515,858	616,516
Research and development		48,039	68,804	140,111	200,305
Restructuring	10	(98)	16,152	46,955	21,853
Goodwill impairment	11	—	—	296,000	—
Other operating expense (income), net		2,118	1,153	3,721	(24,743)
Total operating expenses		853,008	999,365	2,722,072	2,976,667

Operating income (loss)	9	128,502	153,882	(162,883)	555,749

Interest expense, net	6	(101,023)	(102,551)	(297,284)	(309,480)
Foreign exchange (loss) gain, net		(149,403)	124,068	(153,427)	141,609
Other (expense) income, net		(7,031)	(308)	(39,791)	22,687
Total non-operating (expenses) income		(257,457)	21,209	(490,502)	(145,184)

(Loss) income before (benefit from) provision for income taxes	12	(128,955)	175,091	(653,385)	410,565

(Benefit from) provision for income taxes	12	(26,617)	44,530	(34,806)	160,522

Net (loss) income		(102,338)	130,561	(618,579)	250,043

Less: Net income attributable to non-controlling interests		25,652	26,998	37,315	101,370
Net (loss) income attributable to IGT PLC	13	(127,990)	103,563	(655,894)	148,673

Net (loss) income attributable to IGT PLC per common share - basic	13	(0.62)	0.51	(3.20)	0.73
Net (loss) income attributable to IGT PLC per common share - diluted	13	(0.62)	0.51	(3.20)	0.73

Weighted-average shares - basic	13	204,857	204,435	204,680	204,352
Weighted-average shares - diluted	13	204,857	204,528	204,680	204,532

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Comprehensive (Loss) Income
(Unaudited, $ thousands)

		For the three months ended September 30,		For the nine months ended September 30,
	Notes	2020	2019	2020	2019
Net (loss) income		(102,338)	130,561	(618,579)	250,043
Foreign currency translation adjustments, net of tax	8	72,225	(76,885)	40,712	(79,486)
Unrealized (loss) gain on hedges, net of tax	8	(152)	654	1,448	771
Unrealized (loss) gain on other, net of tax	8	(60)	(936)	(174)	3,708
Other comprehensive income (loss), net of tax	8	72,013	(77,167)	41,986	(75,007)
Comprehensive (loss) income		(30,325)	53,394	(576,593)	175,036
Less: Comprehensive income (loss) attributable to non-controlling interests		55,678	(3,687)	62,772	63,351
Comprehensive (loss) income attributable to IGT PLC		(86,003)	57,081	(639,365)	111,685

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Cash Flows
(Unaudited, $ thousands)

		For the nine months ended September 30,
	Notes	2020	2019
Cash flows from operating activities
Net (loss) income		(618,579)	250,043
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation		300,826	315,291
Goodwill impairment	11	296,000	—
Amortization		201,581	207,161
Amortization of upfront license fees		155,576	154,630
Foreign exchange loss (gain), net		153,427	(141,609)
Loss on extinguishment of debt	6	28,267	11,964
Debt issuance cost amortization		15,748	17,004
Loss (gain) on sale of assets		455	(65,324)
Stock-based compensation		(10,703)	20,046
Deferred income taxes		(106,520)	2,590
Other non-cash items, net		5,125	48,731
Changes in operating assets and liabilities, excluding the effects of acquisitions:
Trade and other receivables		198,131	16,546
Inventories		(9,435)	23,875
Accounts payable		(23,646)	611
Other assets and liabilities		24,060	(72,854)
Net cash provided by operating activities		610,313	788,705

Cash flows from investing activities
Capital expenditures		(225,847)	(332,716)
Proceeds from sale of assets		6,457	100,743
Other		12,437	6,126
Net cash used in investing activities		(206,953)	(225,847)

Cash flows from financing activities
Principal payments on long-term debt		(959,275)	(1,264,647)
Payments in connection with extinguishment of debt		(25,000)	(8,598)
Payments of debt issuance costs		(21,479)	(24,787)
Net payments of short-term borrowings		(7,610)	(34,519)
Proceeds from long-term debt		895,896	1,397,025
Net receipts from financial liabilities		95,698	753
Dividends paid		(40,887)	(122,616)
Dividends paid - non-controlling interests		(135,892)	(135,684)
Return of capital - non-controlling interests		—	(80,384)
Capital increase - non-controlling interests		3,334	1,369
Other		(8,598)	(7,798)
Net cash used in financing activities		(203,813)	(279,886)

Net increase in cash and cash equivalents and restricted cash and cash equivalents		199,547	282,972
Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents		45,800	(31,091)
Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period		894,251	511,777
Cash and cash equivalents and restricted cash and cash equivalents at the end of the period		1,139,598	763,658

Supplemental Cash Flow Information
Interest paid		(372,127)	(371,847)
Income taxes paid		(59,432)	(138,009)

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Condensed Consolidated Statements of Shareholders’ Equity
(Unaudited, $ thousands)

	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2019	20,443	2,395,532	(1,020,238)	262,525	1,658,262	826,716	2,484,978

Net (loss) income	—	—	(248,288)	—	(248,288)	14,189	(234,099)
Other comprehensive loss, net of tax	—	—	—	(54,529)	(54,529)	(18,246)	(72,775)
Total comprehensive loss	—	—	(248,288)	(54,529)	(302,817)	(4,057)	(306,874)

Capital increase	—	—	—	—	—	2,030	2,030
Adoption of new accounting standards	—	—	(2,355)	—	(2,355)	—	(2,355)
Stock-based compensation	—	(12,968)	—	—	(12,968)	—	(12,968)
Dividends declared/paid	—	(40,887)	—	—	(40,887)	(15,558)	(56,445)
Other	—	—	1	—	1	5	6
Balance at March 31, 2020	20,443	2,341,677	(1,270,880)	207,996	1,299,236	809,136	2,108,372

Net loss	—	—	(279,616)	—	(279,616)	(2,526)	(282,142)
Other comprehensive income, net of tax	—	—	—	29,071	29,071	13,677	42,748
Total comprehensive (loss) income	—	—	(279,616)	29,071	(250,545)	11,151	(239,394)

Capital increase	—	—	—	—	—	1,640	1,640
Stock-based compensation	—	1,162	—	—	1,162	—	1,162
Shares issued under stock award plans	42	(1,237)	—	—	(1,195)	—	(1,195)
Dividends declared/paid	—	—	—	—	—	(76,456)	(76,456)
Other	—	—	(2)	—	(2)	1	(1)
Balance at June 30, 2020	20,485	2,341,602	(1,550,498)	237,067	1,048,656	745,472	1,794,128

Net (loss) income	—	—	(127,990)	—	(127,990)	25,652	(102,338)
Other comprehensive income, net of tax (Note 8)	—	—	—	41,987	41,987	30,026	72,013
Total comprehensive (loss) income	—	—	(127,990)	41,987	(86,003)	55,678	(30,325)

Stock-based compensation	—	1,103	—	—	1,103	—	1,103
Capital increase	—	390	—	—	390	483	873
Dividends declared/paid	—	—	—	—	—	(45,100)	(45,100)
Other	—	—	4	—	4	—	4
Balance at September 30, 2020	20,485	2,343,095	(1,678,484)	279,054	964,150	756,533	1,720,683

	Common Stock	Additional Paid-In Capital	Retained Deficit	Accumulated Other Comprehensive Income	Total IGT PLC Equity	Non- Controlling Interests	Total Equity
Balance at December 31, 2018	20,421	2,534,134	(1,008,193)	261,537	1,807,899	944,030	2,751,929

Net income	—	—	40,254	—	40,254	40,241	80,495
Other comprehensive loss, net of tax	—	—	—	(6,827)	(6,827)	(16,213)	(23,040)
Total comprehensive income (loss)	—	—	40,254	(6,827)	33,427	24,028	57,455

Stock-based compensation	—	9,590	—	—	9,590	—	9,590
Capital increase	—	—	—	—	—	333	333
Return of capital	—	—	—	—	—	(28,888)	(28,888)
Dividends declared/paid	—	(40,842)	—	—	(40,842)	(128,868)	(169,710)
Other	—	—	86	—	86	4,167	4,253
Balance at March 31, 2019	20,421	2,502,882	(967,853)	254,710	1,810,160	814,802	2,624,962

Net income	—	—	4,856	—	4,856	34,131	38,987
Other comprehensive income, net of tax	—	—	—	16,321	16,321	8,879	25,200
Total comprehensive income	—	—	4,856	16,321	21,177	43,010	64,187

Stock-based compensation	—	2,912	—	—	2,912	—	2,912
Capital increase	—	—	—	—	—	742	742
Shares issued under stock award plans	22	(1,617)	—	—	(1,595)	—	(1,595)
Return of capital	—	—	—	—	—	(41,465)	(41,465)
Dividends declared/paid	—	(40,887)	—	—	(40,887)	(706)	(41,593)
Other	—	—	(23)	—	(23)	(1,987)	(2,010)
Balance at June 30, 2019	20,443	2,463,290	(963,020)	271,031	1,791,744	814,396	2,606,140

Net income	—	—	103,563	—	103,563	26,998	130,561
Other comprehensive loss, net of tax (Note 8)	—	—	—	(46,482)	(46,482)	(30,685)	(77,167)
Total comprehensive income (loss)	—	—	103,563	(46,482)	57,081	(3,687)	53,394

Stock-based compensation	—	7,544	—	—	7,544	—	7,544
Capital increase	—	—	—	—	—	294	294
Return of capital	—	—	—	—	—	(10,005)	(10,005)
Dividends declared/paid	—	(40,887)	—	—	(40,887)	(6,290)	(47,177)
Other	—	—	6,917	—	6,917	(64)	6,853
Balance at September 30, 2019	20,443	2,429,947	(852,540)	224,549	1,822,399	794,644	2,617,043

The accompanying notes are an integral part of these condensed consolidated financial statements.

International Game Technology PLC
Notes to the Condensed Consolidated Financial Statements (Unaudited)

1.    Description of the Business

International Game Technology PLC (the “Parent”), together with its consolidated subsidiaries (collectively referred to as “IGT PLC,” the “Company,” “we,” “our,” or “us”), is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from gaming machines and lotteries to sports betting and digital. We operate and provide an integrated portfolio of innovative gaming technology products and services, including: lottery management services, online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, sports betting, digital gaming, and commercial services. We have a local presence and relationships with governments and regulators in more than 100 countries around the world.

2.    Summary of Significant Accounting Policies

Basis of Preparation

The accompanying condensed consolidated financial statements and notes of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information. Accordingly, these interim financial statements do not include all of the information and note disclosures required by GAAP for complete financial statements, but reflect all normal recurring adjustments that are, in the opinion of management, necessary for a fair statement of the interim period results. The year-end condensed balance sheet data was derived from audited financial statements, but does not include all disclosures required by GAAP. These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in our 2019 Form 20-F.

The condensed consolidated financial statements are stated in thousands of U.S. dollars (except share and per share data) unless otherwise indicated. We have reclassified certain prior period amounts to align with the current period presentation and recast certain prior period amounts, as discussed below. All references to “U.S. dollars,” “U.S. dollar,” “USD,” and “$” refer to the currency of the United States of America. All references to “euro,” “EUR,” and “€” refer to the currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Union, as amended.

Recasting of Certain Prior Period Information

On July 1, 2020, we adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming, along with a streamlined corporate support function. During the third quarter of 2020, our chief operating decision maker, who is also our Chief Executive Officer, requested changes in the information that he regularly reviews for purposes of allocating resources and assessing performance. As a result, beginning in the third quarter of 2020, we report our financial performance based on our new business segments described in Note 9 – Segment Information. We have recast our historically presented comparative segment information to conform to the way we internally manage and monitor segment performance as of the third quarter of 2020. This change primarily impacted Note 4 - Receivables, Note 9 – Segment Information, Note 10 - Restructuring Expense, and Note 11 - Goodwill, with no impact on consolidated revenue, net income, or cash flows.

Use of Estimates

The preparation of our condensed consolidated financial statements requires us to make estimates, judgments, and assumptions that may affect the reported amounts of assets, liabilities, equity, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis we evaluate our estimates, judgments, and methodologies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable, the results of which form the basis for making judgments about the carrying values of assets, liabilities, and equity, and the amount of revenues and expenses. The full extent to which the outbreak of a new strain of coronavirus, COVID-19 (“COVID-19”), will directly or indirectly impact our business, results of operations, and financial condition, including sales, expenses, reserves and allowances, manufacturing, research and development costs, and employee-related amounts, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain it or treat COVID-19, as well as the economic impact on local, regional, national, and international customers and markets. We have made estimates of the impact of COVID-19 within our financial statements and there may be changes to those estimates in future periods. Actual results may differ from these estimates.

Given the anticipated continued impact of COVID-19 and the resulting extended economic slowdown, we have revised our forecast, evaluated our liquidity position, and evaluated our ability to comply with the amended financial covenants in our debt agreements as of the date of issuance of these condensed consolidated financial statements. Based on the revised forecast, management believes that our financial position, forecasted net cash provided by operations, available cash and cash equivalents at September 30, 2020, and borrowing capacity under our amended Revolving Credit Facilities due July 2024 as described in Note 6, Debt, will be sufficient to fund our current obligations, capital spending, debt service requirements, and working capital requirements over at least the next twelve months.

Significant Accounting Policies

There have been no material changes to our significant accounting policies described in Note 2 of our 2019 Form 20-F other than the allowance for credit losses policy, as described below, due to the adoption of Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”) and amendments.

Allowance for Credit Losses

We maintain an allowance for credit losses on receivables resulting from the expected failure or inability of our customers to make required payments. The allowance is regularly reviewed by considering factors such as the creditworthiness of our customers, historical experience, aging of receivables, and current market and economic conditions, as well as management’s expectations of future conditions when appropriate. The allowance is deducted from the amortized cost basis of the receivable to present the net amount expected to be collected.

We estimate expected credit losses on receivables on a collective (pool) basis when similar risk characteristics exist. Trade and other receivables and customer financing receivables represent the initial pools which are segregated further by business segment, geography, internal risk rating, and aging. The risk of loss is assessed over the contractual life of the receivables and we adjust historical loss rates for current and future conditions based on qualitative considerations. The expected loss rate for each receivable pool is applied to the aggregate receivable balance to determine the allowance requirement. Receivables are written off against the allowance in the period they are determined to be uncollectible.

We determine delinquency based on the contractual payment terms. An account may be considered delinquent if there are unpaid balances remaining on the account the day after the contractual due date.

For amounts due from U.S. and Canadian government customers, we have not established an allowance as we have no expectation of loss based on a long history of no credit losses and the explicit guarantee of a sovereign entity.

New Accounting Standards - Recently Adopted

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). In 2018, 2019, and 2020, the FASB amended ASU 2016-13. ASU 2016-13 and subsequent amendments (collectively “ASC 326”) replace the incurred loss impairment methodology in prior GAAP with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. For trade and other receivables, loans, and other financial instruments, we are required to use a forward-looking expected loss model rather than the incurred loss model for recognizing credit losses which reflects losses that are probable.

We adopted ASC 326 as of January 1, 2020 using the modified retrospective approach, which resulted in a cumulative effect adjustment to retained deficit upon adoption with no restatement of prior periods. The adoption did not have a material impact on our condensed consolidated financial statements.

In April 2019, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2019-04, Codification improvements to Topic 326, Financial instruments - Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments (“ASU 2019-04”). This update clarifies certain aspects of accounting for credit losses, hedging activities, and financial instruments (addressed by ASUs 2016-13, 2017-12, and 2016-01 respectively). We adopted ASU 2019-04 in the first quarter of 2020 and applied it prospectively. The adoption did not have a material impact on our condensed consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Changes to the Disclosure Requirements for Fair Value Measurement (“ASU 2018-13”), which provides guidance around disclosure requirements for fair value measurement of investments. We adopted ASU 2018-03 in the first quarter of 2020 and applied its provisions prospectively and retrospectively in accordance with the guidance. The adoption did not have a material impact on our condensed consolidated financial statements.

New Accounting Standards - Not Yet Adopted

In August 2020, the FASB issued ASU No. 2020-06, Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity's Own Equity (Subtopic 815-40) (“ASU 2020-06”). This update simplifies the convertible debt accounting framework by reducing the number of accounting models used to account for convertible debt and preferred stock instruments. It also amends the accounting for certain contracts in an entity's own equity that are currently accounted for as derivatives because of specific settlement provisions. In addition, the new guidance modifies the diluted earnings per share calculations for convertible debt instruments. ASU 2020-06 is effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted. We are currently evaluating the timing and impact of adopting this guidance.

In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848), Facilitation of the Effects of Reference Rate Reform on Financial Reporting. This update provides optional expedients and exceptions for applying GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments in this update are effective as of March 12, 2020 through December 31, 2022. We are currently evaluating these optional elections and the timing and impact of adopting this guidance.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740) - Simplifying the Accounting for Income Taxes (“ASU 2019-12”). This update provides, among other things, simplifications for accounting for income taxes by removing certain exceptions. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. We will adopt ASU 2019-12 upon the effective date and do not expect it to have a material impact upon adoption.

We do not currently expect that any other recently issued accounting guidance will have a significant effect on the condensed consolidated financial statements.

3.    Revenue Recognition

Contract Balances

Information about receivables, contract assets, and contract liabilities is as follows:

($ thousands)	September 30, 2020	December 31, 2019	Balance Sheet Classification
Receivables, net	828,459	1,006,127	Trade and other receivables, net

Contract assets:
Current	55,814	47,499	Other current assets
Non-current	87,385	76,188	Other non-current assets
	143,199	123,687

Contract liabilities:
Current	(94,146)	(67,816)	Other current liabilities
Non-current	(48,193)	(65,855)	Other non-current liabilities
	(142,339)	(133,671)

The amount of revenue recognized during the three and nine months ended September 30, 2020 that was included in the contract liabilities balance at December 31, 2019 was $7.4 million and $42.0 million, respectively. The amount of revenue recognized during the three and nine months ended September 30, 2019 that was included in the contract liabilities balance at December 31, 2018 was $7.7 million and $42.1 million, respectively.

Transaction Price Allocated to Remaining Performance Obligations

At September 30, 2020, the transaction price allocated to unsatisfied performance obligations for contracts expected to be greater than one year, or performance obligations for which we do not have a right to consideration from the customer in the amount that corresponds to the value to the customer for our performance completed to date, variable consideration which is not accounted for in accordance with the sales-based or usage-based royalties guidance, or contracts which are not wholly unperformed, is approximately $982.8 million. Of this amount, we expect to recognize as revenue approximately 19% within the next 12 months, approximately 29% between 13 and 36 months, approximately 25% between 37 and 60 months, and the remaining balance through December 31, 2031.

4.    Receivables

Trade and Other Receivables

Trade and other receivables are recorded at amortized cost, net of allowance for credit losses, and represent a contractual right to receive money on demand or on fixed or determinable dates that are typically short-term with payment due in 90 days or less.

($ thousands)	September 30, 2020	December 31, 2019
Trade and other receivables, gross	879,520	1,057,489
Allowance for credit losses	(51,061)	(51,362)
Trade and other receivables, net	828,459	1,006,127

The following table presents the activity in the allowance for credit losses:

($ thousands)	September 30, 2020	December 31, 2019
Balance at beginning of period	(51,362)	(59,424)
(Provisions) recoveries, net	(11,357)	2,920
Amounts written off as uncollectible	9,748	4,119
Foreign currency translation	(1,545)	729
Other (1)	3,455	294
Balance at end of period	(51,061)	(51,362)
(1) Includes the adoption of ASC 326 as of January 1, 2020

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $1,202.4 million and $2,629.4 million during the nine months ended September 30, 2020 and year ended December 31, 2019, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as cash provided by operating activities in the condensed consolidated statements of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored trade receivables, which we then remit to the financial institutions. At September 30, 2020 and December 31, 2019, we had $136.0 million and $50.2 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the condensed consolidated balance sheets. The net cash flows relating to these collections are reported as financing activities in the condensed consolidated statements of cash flows.

Customer Financing Receivables

Customers' payment terms for customer financing receivables are confirmed with a written financing contract or promissory note and a security agreement is typically signed by the parties granting the Company a security interest in the related products sold. Customer financing interest income is recognized based on market rates prevailing at issuance.

Customer financing receivables are recorded at amortized cost, net of any allowance for credit losses, and are classified in the condensed consolidated balance sheets as follows:

	September 30, 2020
($ thousands)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	268,768	88,483	357,251
Allowance for credit losses	(27,569)	(11,300)	(38,869)
Customer financing receivables, net	241,199	77,183	318,382

	December 31, 2019
($ thousands)	Current Assets	Non-Current Assets	Total
Customer financing receivables, gross	255,221	125,542	380,763
Allowance for credit losses	(28,242)	(3,418)	(31,660)
Customer financing receivables, net	226,979	122,124	349,103

The following table presents the activity in the allowance for credit losses:

($ thousands)	September 30, 2020	December 31, 2019
Balance at beginning of period	(31,660)	(29,209)
Provisions, net	(24,405)	(2,477)
Amounts written off as uncollectible	21,391	11
Foreign currency translation	2,218	15
Other (1)	(6,413)	—
Balance at end of period	(38,869)	(31,660)
(1) Includes the adoption of ASC 326 as of January 1, 2020

We internally assess the credit quality of customer financing receivables using a number of factors, including, but not limited to, credit scores obtained from external providers, trade references, bank references, and historical experience. Within the Global Gaming business segment, North America customers have different risk profiles and are pooled separately from the Europe, Middle East and Africa (“EMEA”), Asia Pacific (“APAC”), and Latin America and the Caribbean (“LAC”) regions.

The balance and past due status of customer financing receivables at amortized cost based on the geography credit quality indicator at September 30, 2020 is as follows:

	September 30, 2020
($ thousands)	North America	EMEA, APAC, and LAC
Short-term portion not yet due	43,724	104,954
Long-term portion not yet due	18,450	70,033
Past due	7,508	112,582
Customer financing receivables at amortized cost (1)	69,682	287,569
(1) At September 30, 2020, 45% and 55% of our North America customer financing receivables originated in the years 2020 and 2019, respectively. For EMEA, APAC, and LAC, 24%, 53%, and 13% originated in the years 2020, 2019, and 2018, respectively, with the remaining 10% in prior years

5.    Inventories

($ thousands)	September 30, 2020	December 31, 2019
Raw materials	90,691	86,877
Work in progress	29,396	11,663
Finished goods	105,572	96,895
Inventories, gross	225,659	195,435
Obsolescence reserve	(42,439)	(33,645)
Inventories, net	183,220	161,790

The following table presents the activity in the obsolescence reserve:

($ thousands)	September 30, 2020	December 31, 2019
Balance at beginning of period	(33,645)	(39,885)
Provisions, net	(26,849)	(28,970)
Amounts written off	14,469	23,375
Foreign currency translation	648	(130)
Other	2,938	11,965
Balance at end of period	(42,439)	(33,645)

6.    Debt

The principal balance of each debt obligation reconciles to the condensed consolidated balance sheets as follows:

	September 30, 2020
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,000,001	(3,660)	—	8,321	1,004,662
4.750% Senior Secured Euro Notes due February 2023	995,180	(5,271)	—	—	989,909
5.350% Senior Secured U.S. Dollar Notes due October 2023	60,567	—	244	—	60,811
3.500% Senior Secured Euro Notes due July 2024	585,400	(3,866)	—	—	581,534
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100,000	(8,790)	—	—	1,091,210
3.500% Senior Secured Euro Notes due June 2026	878,100	(6,949)	—	—	871,151
6.250% Senior Secured U.S. Dollar Notes due January 2027	750,000	(6,042)	—	—	743,958
2.375% Senior Secured Euro Notes due April 2028	585,400	(5,067)	—	—	580,333
5.250% Senior Secured U.S. Dollar Notes due January 2029	750,000	(6,996)	—	—	743,004
Senior Secured Notes	6,704,648	(46,641)	244	8,321	6,666,572

Euro Term Loan Facility due January 2023	1,006,888	(12,053)	—	—	994,835
U.S. Dollar Revolving Credit Facility A due July 2024	175,000	(14,684)	—	—	160,316
Euro Revolving Credit Facility B due July 2024(1)	—	—	—	—	—
Long-term debt, less current portion	7,886,536	(73,378)	244	8,321	7,821,723

Euro Term Loan Facility due January 2023	374,656	—	—	—	374,656
Current portion of long-term debt	374,656	—	—	—	374,656

Short-term borrowings	4	—	—	—	4

Total debt	8,261,196	(73,378)	244	8,321	8,196,383
(1) $10.4 million of debt issuance costs, net presented in other non-current assets

	December 31, 2019
($ thousands)	Principal	Debt issuance cost, net	Premium	Swap	Total
6.250% Senior Secured U.S. Dollar Notes due February 2022	1,500,000	(8,199)	—	(473)	1,491,328
4.750% Senior Secured Euro Notes due February 2023	954,890	(6,508)	—	—	948,382
5.350% Senior Secured U.S. Dollar Notes due October 2023	60,567	—	318	—	60,885
3.500% Senior Secured Euro Notes due July 2024	561,700	(4,369)	—	—	557,331
6.500% Senior Secured U.S. Dollar Notes due February 2025	1,100,000	(10,041)	—	—	1,089,959
3.500% Senior Secured Euro Notes due June 2026	842,550	(7,445)	—	—	835,105
6.250% Senior Secured U.S. Dollar Notes due January 2027	750,000	(6,613)	—	—	743,387
2.375% Senior Secured Euro Notes due April 2028	561,700	(5,297)	—	—	556,403
Senior Secured Notes	6,331,407	(48,472)	318	(473)	6,282,780

Euro Term Loan Facility due January 2023	1,325,612	(8,223)	—	—	1,317,389
U.S. Dollar Revolving Credit Facility A due July 2024 (1)	—	—	—	—	—
Euro Revolving Credit Facility B due July 2024 (1)	—	—	—	—	—
Long-term debt, less current portion	7,657,019	(56,695)	318	(473)	7,600,169

4.750% Senior Secured Euro Notes due March 2020	435,767	(978)	—	—	434,789
5.500% Senior Secured U.S. Dollar Notes due June 2020	27,311	—	74	(19)	27,366
Current portion of long-term debt	463,078	(978)	74	(19)	462,155

Short-term borrowings	3,193	—	—	—	3,193

Total debt	8,123,290	(57,673)	392	(492)	8,065,517
(1) $20.5 million of debt issuance costs, net presented in other non-current assets

The principal amount of long-term debt maturing over the next five years and thereafter as of September 30, 2020 is as follows ($ thousands):

Year	U.S. Dollar Denominated	Euro Denominated	Total
2021	—	374,656	374,656
2022	1,000,001	374,656	1,374,657
2023	60,567	1,627,412	1,687,979
2024	175,000	585,400	760,400
2025	1,100,000	—	1,100,000
2026 and thereafter	1,500,000	1,463,500	2,963,500
Total principal amounts	3,835,568	4,425,624	8,261,192

At September 30, 2020 and December 31, 2019, we were in compliance with all covenants under our debt agreements.

5.250% Senior Secured U.S. Dollar Notes due January 2029

On June 19, 2020, the Parent issued $750.0 million of 5.250% Senior Secured U.S. Dollar Notes due January 2029 (the “5.250% Notes”) at par.

The Parent used the net proceeds from the 5.250% Notes to repurchase $500.0 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 for total consideration, excluding interest, of $525.0 million. The Company recorded a $23.3 million loss on extinguishment of debt in connection with the repurchase, of which a $28.3 million loss is classified in other expense, net and an offsetting gain of $5.0 million is classified in interest expense, net in the condensed consolidated statement of operations for the nine months ended September 30, 2020.

Interest on the 5.250% Notes is payable semi-annually in arrears.

The 5.250% Notes are guaranteed by certain subsidiaries of the Parent and are secured by ownership interests of the Parent in certain of its direct subsidiaries and certain intercompany loans with principal balances in excess of $10.0 million.

Prior to January 15, 2024, the Parent may redeem the 5.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest and a make-whole premium. From January 15, 2024 to January 14, 2025, the Parent may redeem the 5.250% Notes in whole or in part at 102.625% of their principal amount together with accrued and unpaid interest. From January 15, 2025 to January 14, 2026, the Parent may redeem the 5.250% Notes in whole or in part at 101.313% of their principal amount together with accrued and unpaid interest. On or after January 15, 2026, the Parent may redeem the 5.250% Notes in whole or in part at 100% of their principal amount together with accrued and unpaid interest. The Parent may also redeem the 5.250% Notes in whole but not in part at 100% of their principal amount together with accrued and unpaid interest in connection with certain tax events. Upon the occurrence of certain events, the Parent will be required to offer to repurchase all of the 5.250% Notes at a price equal to 101% of their principal amount together with accrued and unpaid interest. In certain events of default, the 5.250% Notes outstanding may become due and payable immediately.

Revolving Credit Facilities and Term Loan Facility

On May 7, 2020, the Company entered into an amendment to the Senior Facilities Agreement for the Revolving Credit Facilities due July 2024 (the “RCF Agreement”), and on May 8, 2020, the Company entered into an amendment to the Senior Facility Agreement for the Euro Term Loan Facility due January 2023 (the “TLF Agreement”).

The amendments modified the RCF Agreement and the TLF Agreement by, among other things:

•Providing a waiver of the covenants requiring the Company to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021 and establishing new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021 as described in the amendments;
•Providing that for the period commencing on January 30, 2020 and expiring on August 31, 2021 (the “Relief Period Expiration Date”), a material adverse effect arising from the COVID-19 pandemic shall not constitute a material adverse effect under the agreements and any cessation or suspension of business arising from the COVID-19 pandemic shall not constitute an event of default under the agreements;
•Providing that the obligation to grant security over additional collateral be waived provided that the public debt ratings of the Company are not less than BB- or Ba3;
•Obligating the Company to maintain “Liquidity” (as defined in the amendments) of at least $500 million for the period commencing on the date of the amendments and expiring on the Relief Period Expiration Date (the “Relief Period”), with such financial covenant being tested quarterly or, if any monthly trading update or quarterly compliance certificate evidences that Liquidity is less than $750 million, monthly;
•Increasing the margin from 2.75% to 3.25% if the public debt ratings of the Company are B+ or B1 (or lower);
•Prohibiting restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds; and
•Decreasing the maximum annual amount that the Company can spend on acquisitions during the Relief Period to $100 million.

In addition, the amendment to the RCF Agreement provided that the margin applicable to all loans under the RCF Agreement outstanding as of April 11, 2020 was increased to 2.475%, and the amendment to the TLF Agreement provided that the margin applicable to all loans under the TLF Agreement outstanding as of April 11, 2020 was increased to 2.50%.

Fair Value of Debt

Debt is categorized within Level 2 of the fair value hierarchy. Senior Secured Notes are valued using quoted market prices or dealer quotes for the identical financial instrument when traded as an asset in markets that are not active. All other debt is valued using current interest rates, excluding the effect of debt issuance costs.

($ thousands)	September 30, 2020	December 31, 2019
Carrying value (1)	8,188,058	8,062,816
Fair value (1)	8,285,903	8,589,939
(1) Excludes short-term borrowings and swap adjustments

Interest Expense, Net

	For the three months ended September 30,		For the nine months ended September 30,
($ thousands)	2020	2019	2020	2019
Senior Secured Notes	(86,224)	(87,863)	(258,340)	(260,389)
Term Loan Facilities	(10,254)	(9,646)	(26,309)	(28,601)
Revolving Credit Facilities	(8,741)	(5,583)	(25,007)	(23,690)
Other	(343)	(3,785)	462	(6,785)
Interest expense	(105,562)	(106,877)	(309,194)	(319,465)
Interest income	4,539	4,326	11,910	9,985
Interest expense, net	(101,023)	(102,551)	(297,284)	(309,480)

7.     Commitments and Contingencies

Legal Proceedings

From time to time, the Parent and/or one or more of its subsidiaries are party to legal, regulatory, or administrative proceedings regarding, among other matters, claims by and against us, and injunctions by third parties arising out of the ordinary course of business. Licenses are also subject to legal challenges by competitors seeking to annul awards made to the Company. The Parent and/or one or more of its subsidiaries are also, from time to time, subjects of, or parties to, ethics and compliance inquiries and investigations related to the Company’s ongoing operations. The following matters were described in Note 16 within the Company's 2019 Form 20-F.

Texas Fun 5’s Instant Ticket Game

Five lawsuits have been filed against IGT Global Solutions Corporation (f/k/a GTECH Corporation) in Texas state court arising out of the Fun 5’s instant ticket game sold by the Texas Lottery Commission (“TLC”) from September 14, 2014 to October 21, 2014. Plaintiffs allege each ticket’s instruction for Game 5 provided a 5x win (five times the prize box amount) any time the “Money Bag” symbol was revealed in the “5X BOX”. However, TLC awarded a 5x win only when (1) the “Money Bag” symbol was revealed and (2) three symbols in a pattern were revealed.

(a)Steele, James et al. v. GTECH Corp., filed on December 9, 2014, in Travis County (No. D1GN145114). Through intervenor actions, over 1,200 plaintiffs claim damages in excess of $500.0 million. GTECH Corporation’s plea to the jurisdiction for dismissal based on sovereign immunity was denied. GTECH Corporation appealed. The appellate court ordered that plaintiffs' sole remaining claim should be reconsidered.
(b)Nettles, Dawn v. GTECH Corp. et al., filed on January 7, 2015, in Dallas County (No. 051501559CV). Plaintiff claims damages in excess of $4.0 million. GTECH Corporation and the TLC won pleas to the jurisdiction for dismissal based on sovereign immunity. Plaintiff lost her appeal and petitioned for Texas Supreme Court review. On April 27, 2018, IGT Global Solutions Corporation petitioned for Texas Supreme Court review and the Texas Supreme Court heard arguments on December 3, 2019 in both the Nettles and Steele cases. On June 12, 2020, the Texas Supreme Court ruled that Plaintiffs in the Nettles and Steele cases could proceed with their fraud allegations in the lower courts; all other claims were dismissed.
(c)Guerra, Esmeralda v. GTECH Corp. et al., filed on June 10, 2016, in Hidalgo County (No. C277716B). Plaintiff claims damages in excess of $0.5 million.

(d)Wiggins, Mario & Kimberly v. IGT Global Solutions Corp., filed on September 15, 2016, in Travis County (No. D1GN16004344). Plaintiffs claim damages in excess of $1.0 million.
(e)Campos, Osvaldo Guadalupe et al. v. GTECH Corp., filed on October 20, 2016, in Travis County (No. D1GN16005300). Plaintiffs claim damages in excess of $1.0 million.

We dispute the claims made in each of these cases and continue to defend against these lawsuits.

Disposition of Previously Disclosed Matters

Illinois State Lottery

On February 2, 2017, putative class representatives of retailers and lottery ticket purchasers alleged the Illinois Lottery collected millions of dollars from sales of instant ticket games and wrongfully ended certain games before all top prizes had been sold. Raqqa, Inc. et al. v. Northstar Lottery Group, LLC, was filed in Illinois state court, St. Clair County (No. 17L51) against Northstar Lottery Group LLC, a consortium in which the Parent indirectly holds an 80% controlling interest. The claims included tortious interference with contract, violations of Illinois Consumer Fraud and Deceptive Practices Act, and unjust enrichment. The lawsuit was removed to the U.S. District Court for the Southern District of Illinois. On May 9, 2018, IGT Global Solutions Corporation and Scientific Games International, Inc. were added as defendants. The parties have settled and the case was dismissed in September 2020.

8.    Shareholders' Equity

Accumulated Other Comprehensive Income (“AOCI”)

The following tables detail the changes in AOCI:

	For the three months ended September 30, 2020
		Unrealized Gain (Loss) on:		AOCI
($ thousands)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at June 30, 2020	199,322	(6,609)	3,939	196,652	40,415	237,067
Change during period	72,225	(228)	(60)	71,937	(30,026)	41,911
Reclassified to operations (1)	—	26	—	26	—	26
Tax effect	—	50	—	50	—	50
OCI	72,225	(152)	(60)	72,013	(30,026)	41,987
Balance at September 30, 2020	271,547	(6,761)	3,879	268,665	10,389	279,054

	For the three months ended September 30, 2019
		Unrealized Gain (Loss) on:		AOCI
($ thousands)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at June 30, 2019	244,761	(6,641)	5,637	243,757	27,274	271,031
Change during period	(76,885)	1,758	(935)	(76,062)	30,685	(45,377)
Reclassified to operations (1)	—	(1,026)	—	(1,026)	—	(1,026)
Tax effect	—	(78)	(1)	(79)	—	(79)
OCI	(76,885)	654	(936)	(77,167)	30,685	(46,482)
Balance at September 30, 2019	167,876	(5,987)	4,701	166,590	57,959	224,549
(1) Unrealized gain (loss) on hedges were reclassified into service revenue in the condensed consolidated statements of operations for the three months ended September 30, 2020 and 2019

	For the nine months ended September 30, 2020
		Unrealized Gain (Loss) on:		AOCI
($ thousands)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2019	230,835	(8,209)	4,053	226,679	35,846	262,525
Change during period	40,712	1,856	(174)	42,394	(25,457)	16,937
Reclassified to operations (1)	—	(443)	—	(443)	—	(443)
Tax effect	—	35	—	35	—	35
OCI	40,712	1,448	(174)	41,986	(25,457)	16,529
Balance at September 30, 2020	271,547	(6,761)	3,879	268,665	10,389	279,054

	For the nine months ended September 30, 2019
		Unrealized Gain (Loss) on:		AOCI
($ thousands)	Foreign Currency Translation	Hedges	Other	Total	Attributable to non-controlling interests	Attributable to IGT PLC
Balance at December 31, 2018	247,362	(6,758)	993	241,597	19,940	261,537
Change during period	(79,440)	2,630	3,712	(73,098)	38,019	(35,079)
Reclassified to operations (1)	(46)	(1,758)	—	(1,804)	—	(1,804)
Tax effect	—	(101)	(4)	(105)	—	(105)
OCI	(79,486)	771	3,708	(75,007)	38,019	(36,988)
Balance at September 30, 2019	167,876	(5,987)	4,701	166,590	57,959	224,549
(1) Unrealized gain (loss) on hedges were reclassified into service revenue in the condensed consolidated statements of operations for the nine months ended September 30, 2020 and 2019

9.    Segment Information

On July 1, 2020, we adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming, along with a streamlined corporate support function. During the third quarter of 2020, our chief operating decision maker requested changes in the information that he regularly reviews for purposes of allocating resources and assessing performance. This resulted in a change in our operating segments and reporting units. As a result, beginning in the third quarter of 2020, we report our financial performance based on our two new business segments, and analyze revenue and operating income as measures of segment profitability. We have recast our historically presented comparative segment information to conform to the way we internally manage and monitor segment performance.

The Global Lottery segment has full responsibility for the worldwide traditional lottery and iLottery business, including sales, operations, product development, technology, and support. The Global Gaming segment has full responsibility for the worldwide gaming business, including iGaming, sports betting, sales, product management, studios, global manufacturing, operations, and technology.

Our two business segments are supported by central corporate support functions, including a business and strategic initiatives function, finance, people and transformation, legal, marketing and communications, corporate public affairs, and strategy and corporate development. Certain support costs that are identifiable and that benefit our business segments are allocated to them. Each allocation is measured differently based on the specific facts and circumstances of the costs being allocated. Corporate support function expenses that are not allocated to the business segments, which are principally composed of selling, general and administrative expenses, are reported as Corporate and Other expenses, along with goodwill impairment and the depreciation and amortization of acquired tangible and intangible assets in connection with acquired companies.

Through our two business segments, we operate and provide an integrated portfolio of innovative gaming technology products and services including online and instant lottery systems, gaming systems, instant ticket printing, electronic gaming machines, iLottery, sports betting, iGaming, commercial services, and lottery management services.

Global Lottery

Our Global Lottery segment provides lottery products and services primarily to governmental organizations through operating contracts, facilities management contracts (“FMCs”), lottery management agreements (“LMAs”), and product sales contracts.

As part of our lottery product and services, we provide instant and draw-based lottery products, point-of-sale machines, central processing systems, software, commercial services, instant ticket printing services, and other related equipment and support services.

We categorize revenue from operating contracts, FMCs, and LMAs as “Operating and facilities management contracts” and revenue from commercial services, software hosting, software maintenance, and other services not included within operating contracts, FMCs, or LMAs as service revenue from “Systems, software, and other”. Revenue included within “Operating and facilities management contracts” include all services required by the contract, including iLottery and instant ticket printing.

We categorize sales or sales-type leases of lottery terminals, lottery systems, software licenses, and instant tickets not part of “Operating and facilities management contracts” as product sales from “Lottery products”.

Global Gaming

Our Global Gaming segment provides gaming products and services including software and game content, casino gaming management systems, video lottery terminals (“VLTs”), amusement with prize machines (“AWPs”), VLT central systems, sports betting, iGaming, and other related equipment and support services to commercial and tribal casino operators.

We categorize revenue from Wide Area Progressive services, and operating leases for VLTs, AWPs, and other gaming machines as service revenue from “Gaming terminal services.” We categorize revenue from iGaming services, sports betting, software intellectual property licenses, and systems as service revenue from “Systems, software, and other”.

Revenue from the sale or sales-type lease of gaming machines, systems, component parts, and other miscellaneous equipment and services are categorized as product sales from “Gaming terminals” and revenue from systems, software, casino gaming management systems, game content, iGaming products, and spare parts as product sales from “Gaming other”.

Segment revenue and operating income (loss) is as follows:

	For the three months ended September 30, 2020
($ thousands)	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	473,796	—	473,796	—	473,796
Gaming terminal services	—	192,769	192,769	—	192,769
Systems, software, and other	75,539	138,029	213,568	—	213,568
Service revenue	549,335	330,798	880,133	—	880,133

Lottery products	20,295	—	20,295	—	20,295
Gaming terminals	—	49,431	49,431	—	49,431
Gaming other	—	31,651	31,651	—	31,651
Product sales	20,295	81,082	101,377	—	101,377
Total revenue	569,630	411,880	981,510	—	981,510

Operating income (loss)	195,766	(7,550)	188,216	(59,714)	128,502
Depreciation and amortization	113,403	66,185	179,588	42,843	222,431

	For the three months ended September 30, 2019
($ thousands)	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	453,880	—	453,880	—	453,880
Gaming terminal services	—	276,381	276,381	—	276,381
Systems, software, and other	65,803	125,648	191,451	—	191,451
Service revenue	519,683	402,029	921,712	—	921,712

Lottery products	32,523	—	32,523	—	32,523
Gaming terminals	—	139,105	139,105	—	139,105
Gaming other	—	59,907	59,907	—	59,907
Product sales	32,523	199,012	231,535	—	231,535
Total revenue	552,206	601,041	1,153,247	—	1,153,247

Operating income (loss)	160,820	68,025	228,845	(74,963)	153,882
Depreciation and amortization	107,637	69,575	177,212	49,463	226,675

	For the nine months ended September 30, 2020
($ thousands)	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	1,247,158	—	1,247,158	—	1,247,158
Gaming terminal services	—	410,385	410,385	—	410,385
Systems, software, and other	212,335	353,894	566,229	—	566,229
Service revenue	1,459,493	764,279	2,223,772	—	2,223,772

Lottery products	74,389	—	74,389	—	74,389
Gaming terminals	—	146,060	146,060	—	146,060
Gaming other	—	114,968	114,968	—	114,968
Product sales	74,389	261,028	335,417	—	335,417
Total revenue	1,533,882	1,025,307	2,559,189	—	2,559,189

Operating income (loss)	446,965	(124,787)	322,178	(485,061)	(162,883)
Depreciation and amortization	324,637	199,396	524,033	133,950	657,983

	For the nine months ended September 30, 2019
($ thousands)	Global Lottery	Global Gaming	Business Segment Total	Corporate and Other	Total IGT PLC
Operating and facilities management contracts	1,452,138	—	1,452,138	—	1,452,138
Gaming terminal services	—	829,853	829,853	—	829,853
Systems, software, and other	186,672	424,111	610,783	—	610,783
Service revenue	1,638,810	1,253,964	2,892,774	—	2,892,774

Lottery products	86,354	—	86,354	—	86,354
Gaming terminals	—	392,930	392,930	—	392,930
Gaming other	—	160,358	160,358	—	160,358
Product sales	86,354	553,288	639,642	—	639,642
Total revenue	1,725,164	1,807,252	3,532,416	—	3,532,416

Operating income (loss)	542,913	239,940	782,853	(227,104)	555,749
Depreciation and amortization	320,265	208,580	528,845	148,237	677,082

10.    Restructuring Expense

During 2020, we initiated three restructuring plans as described below and during 2019, we expanded existing restructuring plans initiated in the prior year. Restructuring expense incurred under these plans was previously included in corporate support expenses, which were not allocated to the business segments. In conjunction with the Company’s segment reorganization as disclosed in Note 9 – Segment Information, restructuring expenses are now included in the business segments carrying out the restructuring activity.

2020 Segment Reorganization
During the first quarter of 2020, we initiated a restructuring plan associated with our global initiative to simplify our organizational structure and increase efficiency and effectiveness. We expect to incur approximately $17 million in severance and related employee costs under this plan, which is expected to be substantially completed by the end of the fourth quarter of 2020. We did not incur any significant severance and related employee costs during the three months ended September 30, 2020. We incurred $16.2 million in severance and related employee costs during the nine months ended September 30, 2020, which impacted our two segments and corporate support function.

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under this plan for the nine months ended September 30, 2020:

($ thousands)	Severance and Related Employee Costs
Balance at beginning of period	—
Restructuring expense, net	16,208
Cash payments	(7,612)
Other adjustments, net	259
Balance at end of period	8,855

2020 Global Supply Chain Optimization
During the first quarter of 2020, we initiated a restructuring plan to optimize our global supply chain and footprint resulting in a significant reduction to our primary manufacturing operations. We will utilize contract manufacturers that are worldwide experts in manufacturing and excel at sourcing and assembly activities. We intend to utilize these third-party contract manufacturers to reduce costs and achieve efficiencies in fulfilling future demand for our products.

We expect to incur up to $16 million in total costs under this plan, comprised of approximately $5 million in severance and related employee costs, up to $8 million in asset impairment costs, and approximately $3 million in other costs. The plan is expected to be substantially completed by the end of the first quarter of 2021. We did not incur any restructuring expenses during the three months ended September 30, 2020. The following table summarizes restructuring expense during the nine months ended September 30, 2020 under this plan by type of cost:

($ thousands)	For the nine months ended September 30, 2020
Severance and related employee costs	5,125
Asset impairment costs (1)	460
Other	3,116
Total (2)	8,701
(1) The offset is Property, plant and equipment, net in the condensed consolidated balance sheet at September 30, 2020
(2) Primarily incurred in the Global Gaming segment

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under this plan for the nine months ended September 30, 2020:

($ thousands)	Severance and Related Employee Costs	Other Costs	Total
Balance at beginning of period	—	—	—
Restructuring expense, net	5,125	3,116	8,241
Cash payments	(3,632)	(1,916)	(5,548)
Balance at end of period	1,493	1,200	2,693

2020 Technology Organization Consolidation
During the second quarter of 2020, we initiated a restructuring plan to realign and consolidate operations, reduce costs, and improve operational efficiencies within our Technology group. We expect to incur approximately $21 million primarily in severance and related employee costs under this plan, which is expected to be substantially completed by the end of the fourth quarter of 2021. We did not incur any severance and related employee costs during the three months ended September 30, 2020. We incurred $20.0 million in severance and related employee costs during the nine months ended September 30, 2020, primarily in the Global Gaming segment.

Rollforward of Restructuring Liability

The following table presents the activity in the restructuring liability under this plan for the nine months ended September 30, 2020:

($ thousands)	Severance and Related Employee Costs
Balance at beginning of period	—
Restructuring expense, net	20,026
Cash payments	(2,073)
Balance at end of period	17,953

Restructuring Expense

The following table summarizes consolidated restructuring expense by segment and type of cost:

	For the three months ended September 30, 2020
($ thousands)	Severance & related employee costs	Asset impairment costs	Other	Total
Global Lottery	(52)	—	—	(52)
Global Gaming	85	—	(513)	(428)
Corporate and Other	385	—	(3)	382
Total	418	—	(516)	(98)

	For the three months ended September 30, 2019
($ thousands)	Severance & related employee costs	Asset impairment costs	Other	Total
Global Lottery	209	—	2	211
Global Gaming	548	15,500	235	16,283
Corporate and Other	(1,204)	—	862	(342)
Total	(447)	15,500	1,099	16,152

	For the nine months ended September 30, 2020
($ thousands)	Severance & related employee costs	Asset impairment costs	Other	Total
Global Lottery	5,332	—	—	5,332
Global Gaming	32,326	460	2,644	35,430
Corporate and Other	6,227	—	(34)	6,193
Total	43,885	460	2,610	46,955

	For the nine months ended September 30, 2019
($ thousands)	Severance & related employee costs	Asset impairment costs	Other	Total
Global Lottery	998	—	5	1,003
Global Gaming	1,817	15,500	(359)	16,958
Corporate and Other	1,573	—	2,319	3,892
Total	4,388	15,500	1,965	21,853

11.     Goodwill

As discussed in Note 9 – Segment Information, on July 1, 2020, we adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming. This resulted in a change in our operating segments and reporting units. Prior to this change, we had four reporting units: North America Gaming and Interactive, North America Lottery, International, and Italy.

During the first quarter of 2020, we determined there was an interim goodwill impairment triggering event caused by COVID-19. As a result of the identified triggering event, we estimated the fair value of each of our former reporting units using an income approach based on projected discounted cash flows. Based principally on lower forecasted revenue and operating profits caused by lower demand for our commercial gaming products, we recorded a $296.0 million non-cash impairment loss with no income tax benefit, of which $193.0 million and $103.0 million was recorded within our former International and North America Gaming reporting units, respectively, to reduce the carrying amount of the reporting units to fair value. Management determined there was no goodwill impairment within our former North America Lottery and Italy reporting units.

As a result of the change in reporting units, at July 1, 2020, we allocated goodwill to our new reporting units using a relative fair value approach. The goodwill allocated to the new Global Lottery and Global Gaming reporting units was $2,942.2 million and $2,208.7 million, respectively, and the estimated fair values were determined to exceed the carrying values, which indicated no impairment existed. In addition, we completed an assessment for any potential goodwill impairment for all the former reporting units immediately prior to the reallocation and determined that no impairment existed.

Our assessment of goodwill for impairment includes various inputs, including forecasted revenue, forecasted operating profits, terminal growth rates, and weighted-average costs of capital. The projected cash flows used in calculating the fair value of our reporting units, using the income approach, considered historical and estimated future results and general economic and market conditions, as well as the impact of planned business and operational strategies.

12.    Income Taxes

	For the three months ended September 30,		For the nine months ended September 30,
($ thousands, except percentages)	2020	2019	2020	2019
(Benefit from) provision for income taxes	(26,617)	44,530	(34,806)	160,522
(Loss) income before (benefit from) provision for income taxes	(128,955)	175,091	(653,385)	410,565
Effective income tax rate (determined using an estimated annual effective tax rate)	20.6%	25.4%	5.3%	39.1%

The change in the effective income tax rate for the three months ended September 30, 2020 compared to the three months ended September 30, 2019 is primarily related to the impact of lower pre-tax earnings, and foreign exchange losses with no associated tax benefit, offset by tax benefits associated with the new global intangible low-taxed income (“GILTI”) high tax exception regulations issued by the Internal Revenue Service.

The change in the effective income tax rate for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 is primarily related to the impact of lower pre-tax earnings, the first quarter 2020 impairment of goodwill with no associated tax benefit, and a partial valuation allowance related to our business interest expense limitation carryforward, offset by tax benefits associated with the new GILTI high tax exception regulations issued by the Internal Revenue Service.

The effective income tax rate for the three and nine months ended September 30, 2020 of 20.6% and 5.3%, respectively, differed from the expected U.K. statutory rate of 19.0% primarily due to goodwill impairment with no associated tax benefit, foreign losses with no tax benefit, foreign rate differential, valuation allowance related to our business interest expense limitation carryforward, and the impact of GILTI tax.

The effective income tax rate for the three and nine months ended September 30, 2019 of 25.4% and 39.1%, respectively, differed from the expected U.K. statutory rate of 19.0% primarily due to foreign losses with no tax benefit, foreign rate differential, and the impact of the U.S. Tax Cuts and Jobs Act of 2017.

On a quarterly basis, we evaluate the realizability of deferred income tax assets by jurisdiction and assess the need for a valuation allowance. We also considered the COVID-19 disruption in our ability to realize deferred tax assets in the future. At September 30, 2020, we believe that it is more-likely-than-not that a portion of the deferred income tax asset related to section 163(j) disallowed interest will not be realized. As a result, during the nine months ended September 30, 2020, we have recorded a partial valuation allowance and increased the tax provision by $14.2 million. We consider the probability of future taxable income and historical profitability, among other factors, in assessing the realizability of the deferred income tax assets.

At September 30, 2020 and December 31, 2019, we had $26.4 million and $29.1 million, respectively, of reserves for uncertain tax positions.

We recognize interest and penalties related to income tax matters in income tax expense. At September 30, 2020 and December 31, 2019, $18.6 million and $21.2 million, respectively, of interest and penalties were accrued for uncertain tax positions.

The Company’s Italian corporate income tax returns for the calendar years ended December 31, 2015 through December 31, 2019 are currently under examination. On October 19, 2020, the Italian tax authorities issued a final tax audit report for calendar year 2015 questioning the process the Company undertook to establish the interest rate on an intercompany debt agreement (“the 2015 loan”), between Lottomatica S.r.l. (the borrower) and its parent company, IGT PLC (the lender). Similar findings are expected for the 2015 loan for calendar years 2016 through 2019 as the intercompany debt remains outstanding and the Company applied the same interest rate. The Company expects that Lottomatica S.r.l will receive an assessment of taxes, interest, and potentially penalties by December 31, 2020 relating to this issue; however, under COVID-19-related legislation, such date may be extended beyond the end of the year. The Company believes the interest rate applied to the intercompany debt was calculated on an arm’s length basis consistent with established transfer pricing policies and procedures. The Company is currently evaluating the options for responding to the October 19, 2020 tax audit report upon receipt of the tax assessment.

13.    Earnings Per Share

The following table presents the computation of basic and diluted income per share of common stock:

	For the three months ended September 30,		For the nine months ended September 30,
($ and shares in thousands, except per share amounts)	2020	2019	2020	2019
Numerator:
Net (loss) income attributable to IGT PLC	(127,990)	103,563	(655,894)	148,673

Denominator:
Weighted-average shares - basic	204,857	204,435	204,680	204,352
Incremental shares under stock-based compensation plans	—	93	—	180
Weighted-average shares - diluted	204,857	204,528	204,680	204,532

Net (loss) income attributable to IGT PLC per common share - basic	(0.62)	0.51	(3.20)	0.73
Net (loss) income attributable to IGT PLC per common share - diluted	(0.62)	0.51	(3.20)	0.73

Certain stock options to purchase common shares were outstanding, but were excluded from the computation of diluted earnings per share, because the exercise price of the options was greater than the average market price of the common shares for the full period, and therefore, the effect would have been antidilutive.

During periods when we are in a net loss position, certain outstanding stock options and unvested restricted stock awards are excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

Stock options and unvested restricted stock awards totaling 0.4 million and 1.0 million for the three and nine months ended September 30, 2020, respectively, and 1.0 million and 1.2 million for the three and nine months ended September 30, 2019, respectively, were excluded from the computation of diluted earnings per share because including them would have had an antidilutive effect.

14.    Leases

We have various arrangements for commercial gaming and lottery equipment under which we are the lessor. These leases generally meet the criteria for operating lease classification. Lease income for operating leases is included within service revenue, while lease income for sales type leases is included predominately within product sales, in the condensed consolidated statements of operations. Total lease income was approximately 5% and 7% of total revenue for the three months ended September 30, 2020 and 2019, respectively. Total lease income was approximately 6% and 7% of total revenue for the nine months ended September 30, 2020 and 2019, respectively.

Item 2.            Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Condensed Consolidated Financial Statements, including the notes thereto, included in this report, as well as “Item 5. Operating and Financial Review and Prospects” and “Item 18. Financial Statements” in the Company's 2019 Form 20-F.

The following discussion includes certain forward-looking statements. Actual results may differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report and in “Item 3.D. Risk Factors” and “Item 5.G. Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995” included in the Company's 2019 Form 20-F. As used in this Item 2, the terms “we,” “our,” “us,” and the “Company” refer to International Game Technology PLC together with its consolidated subsidiaries.

Overview

The Company is a global leader in gaming that delivers entertaining and responsible gaming experiences for players across all channels and regulated segments, from gaming machines and lotteries to sports betting and digital. Leveraging compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, the Company's solutions deliver gaming experiences that engage players and drive growth. The Company has a well-established local presence and relationships with governments and regulators in more than 100 countries around the world, and creates value by adhering to the highest standards of service, integrity, and responsibility.

Effective July, 1, 2020, the Company adopted a new organizational structure focused on two business segments, Global Lottery and Global Gaming, along with a streamlined corporate support function. This resulted in a change in our operating segments and reporting units. Prior to this change, we had four reporting units: North America Gaming and Interactive, North America Lottery, International, and Italy. The key benefits of the new structure include:

•Enabling greater responsiveness to customers and players;
•Increasing effectiveness and competitiveness in each segment;
•Harmonizing best practices in each product category;
•Increasing organizational efficiency by leveraging economies of scale;
•Improving market understanding of segment performance; and
•Reducing complexity to support IGT’s intrinsic value.

The Company's operations for the periods presented here-in are reported under this new organizational structure.

Key Factors Affecting Operations and Financial Condition

Impact of COVID-19
In March 2020, an outbreak of a new strain of coronavirus, COVID-19 (“COVID-19”), was declared a pandemic by the World Health Organization. The pandemic has negatively affected the global economy, disrupted global supply chains and financial markets, and resulted in significant travel restrictions, including mandated facility closures and shelter-in-place orders in numerous jurisdictions around the world. The Company continues to take all prudent measures to protect the health and safety of our employees, such as practicing social distancing, performing deep cleaning in our facilities, and enabling our employees to work from home where possible.

Our business, operations, and the industries in which we operate have been significantly impacted by public and private sector policies and initiatives in Italy, the U.S., and the rest of the world to address the transmission of COVID-19, such as the imposition of travel restrictions, gaming venue closures, and the adoption of remote working.

Though our operating results for the three and nine months ended September 30, 2020 were significantly impacted by the COVID-19 pandemic, our customers continued to receive our products and services even after jurisdictions implemented strict containment measures. Throughout the third quarter we observed the continued progressive reopening of casinos, gaming halls and lottery point of sales, along with the continued loosening of mobility restrictions. This led to the continued improvement across all primary revenue streams.

To partially mitigate the negative impact of COVID-19 on our operating results, we have taken actions to preserve capital and protect the long-term needs of our businesses, including cutting certain discretionary spending, adjusting production schedules, significantly reducing capital expenditures, cancelling 2020 salary increases and short-term incentive compensation programs, freezing non-essential hiring, furloughing a large percentage of our employees, and reducing salaries for non-furloughed employees for up to two quarters, beginning April 1, 2020.

The financial impact of the COVID-19 pandemic depends on future developments, which remain highly uncertain. While the long-term outlook for the industry remains positive, there is significant uncertainty with respect to the shape of the recovery.

Impact on Business Operations and Financial Results
Our Global Gaming segment was significantly impacted due to the widespread temporary closures of a substantial number of gaming establishments coupled with the global economic uncertainty. Our service revenue and cash flows have been significantly affected, as they are largely driven by the level of gaming activity and players’ disposable incomes. As the level of play declined due to casino closures or quarantines, there was a directly correlated decline in our gaming businesses. Additionally, our product sales largely depend on our customers’ liquidity and operating results, which has begun to impact the replacement cycle and demand for products and opportunities from new or expanded markets. Further, we granted customer concessions for the portion of the time for which such customers’ operations were impacted by closures or quarantines.

Our Global Lottery segment was also affected as certain lottery retail establishments were temporarily closed and others experienced the general slowdown due to lower foot traffic and reduced spending by end players, resulting in a lower level of lottery ticket purchases. During the first and second quarter, our Global Lottery segment was significantly impacted due to the timing of the government-imposed quarantines and lockdowns to mitigate the spread of the virus. The scope and duration of these measures varied greatly by jurisdiction. The most significant impact on our results, for the nine months ended September 30, 2020, arose from measures imposed by the Italian government which included the suspension of all lottery games under the Lotto license starting in April 2020 with a phased reopening strategy starting in early May. During the third quarter of 2020 we saw an 8.7% increase in same-store sales, in particular with the lotteries in North America and recovery within our Italian lottery businesses.

The temporary closure of gaming establishments, disruptions to lottery operations, travel restrictions, cancellation of sporting events, expected lower disposable incomes of consumers, and adverse impact on our casino and gaming customers’ liquidity and financial results caused by the COVID-19 pandemic, had, and continues to have, an adverse effect on our results of operations, cash flows, and financial condition.

Impact on Liquidity
On May 7, 2020, the Company entered into an amendment to the Senior Facilities Agreement for the Revolving Credit Facilities due July 2024 (the “RCF Agreement”), and on May 8, 2020, the Company entered into an amendment to the Senior Facility Agreement for the Euro Term Loan Facility due January 2023 (the “TLF Agreement”). The amendments modified the RCF Agreement and the TLF Agreement by, among other things: providing a waiver of the covenants requiring the Company to maintain a minimum ratio of earnings before interest, taxes, depreciation, and amortization (“EBITDA”) to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021 and establishing new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021; introducing a minimum liquidity requirement through August 31, 2021; and prohibiting the Company from making certain restricted payments (including dividends) from April 1, 2020 through June 30, 2021. Refer to “Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” and “Notes to the Condensed Consolidated Financial Statements (Unaudited)—6. Debt” included in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)” herein for further discussion of these amendments.

On June 19, 2020, the Company issued $750.0 million of 5.250% Senior Secured U.S. Dollar Notes due January 2029. The Company utilized a portion of the proceeds to repurchase $500.0 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 for total consideration, excluding interest, of $525.0 million. Refer to “Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” and “Notes to the Condensed Consolidated Financial Statements (Unaudited)—6. Debt” included in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)” herein for further discussion of this senior secured note.

As of September 30, 2020, our total available liquidity was $2.55 billion, which includes $0.94 billion in cash and $1.61 billion in additional borrowing capacity on the Revolving Credit Facilities due July 2024. We continue to actively manage our daily cash flows and continue to evaluate additional measures that will reduce operating costs and conserve cash. We believe that, based on our current projections, we will have sufficient liquidity for a period of at least one year from the date of issuance of these condensed consolidated financial statements.

Critical Accounting Estimates

The Company's consolidated financial statements are prepared in conformity with United States Generally Accepted Accounting Principles (“GAAP”) which require the use of estimates, judgments, and assumptions that affect the carrying amount of assets and liabilities and the amounts of income and expenses recognized. The estimates and underlying assumptions are based on information available at the date that the financial statements are prepared, on historical experience, judgments, and assumptions considered to be reasonable and realistic.

The Company periodically and continuously reviews the estimates and assumptions. Actual results for those areas requiring management judgment or estimates may differ from those recorded in the consolidated financial statements due to the occurrence of events and the uncertainties which characterize the assumptions and conditions on which the estimates are based.

The areas that require greater subjectivity of management in making estimates and judgments and where a change in such underlying assumptions could have a significant impact on the Company's consolidated financial statements are discussed in “Critical Accounting Estimates” as disclosed in “Item 5.A. Operating Results” in the Company's 2019 Form 20-F and are fully described in “Notes to the Consolidated Financial Statements—2. Summary of Significant Accounting Policies” included in “Item 18. Financial Statements” in the Company's 2019 Form 20-F.

As discussed within “Item 1. Condensed Consolidated Financial Statements (Unaudited)” herein, in the three months ending March 31, 2020, the Company determined that the expected impact of COVID-19 to the Company’s future operations indicated that it was more likely than not that an impairment loss had been incurred within certain reporting units. As a result of changes to the discount rates and changes to management’s forecasted results for the former International and North America Gaming and Interactive reporting units, the Company recorded non-cash goodwill impairments of $193.0 million and $103.0 million, respectively.

Effective July 1, 2020, the Company adopted a new organizational structure focused on two business segments: Global Lottery and Global Gaming, along with a streamlined corporate support function. Under the new organizational structure, our chief operating decision maker will regularly review information for purposes of allocating resources and assessing performance based on information prepared for the Global Lottery and Global Gaming segments. This resulted in a change in our operating segments and reporting units. As a result of the change in reporting units, at July 1, 2020, we allocated goodwill to our new reporting units using a relative fair value approach. The goodwill allocated to the new Global Lottery and Global Gaming reporting units was $2,942.2 million and $2,208.7 million, respectively, and the excess of fair value over carrying value was 54.9% and 8.8%, respectively. In addition, we completed an assessment of any potential goodwill impairment for all the former reporting units immediately prior to the reallocation and determined that no impairment existed.

Consolidated Results of Operations

Comparison of the three months ended September 30, 2020 and 2019

	For the three months ended
	September 30, 2020		September 30, 2019		Change
($ thousands)	$	% of Revenue	$	% of Revenue	$	%
Service revenue	880,133	89.7	921,712	79.9	(41,579)	(4.5)
Product sales	101,377	10.3	231,535	20.1	(130,158)	(56.2)
Total revenue	981,510	100.0	1,153,247	100.0	(171,737)	(14.9)

Cost of services	541,118	55.1	575,594	49.9	(34,476)	(6.0)
Cost of product sales	81,516	8.3	136,246	11.8	(54,730)	(40.2)
Selling, general and administrative	180,315	18.4	201,416	17.5	(21,101)	(10.5)
Research and development	48,039	4.9	68,804	6.0	(20,765)	(30.2)
Restructuring	(98)	—	16,152	1.4	(16,250)	(100.6)
Other operating expense, net	2,118	0.2	1,153	0.1	965	83.7
Total operating expenses	853,008	86.9	999,365	86.7	(146,357)	(14.6)

Operating income	128,502	13.1	153,882	13.3	(25,380)	(16.5)

Interest expense, net	(101,023)	(10.3)	(102,551)	(8.9)	1,528	1.5
Foreign exchange (loss) gain, net	(149,403)	(15.2)	124,068	10.8	(273,471)	> 200.0
Other expense, net	(7,031)	(0.7)	(308)	—	(6,723)	> 200.0
Total non-operating (expenses) income	(257,457)	(26.2)	21,209	1.8	(278,666)	> 200.0

(Loss) income before (benefit from) provision for income taxes	(128,955)	(13.1)	175,091	15.2	(304,046)	(173.7)

(Benefit from) provision for income taxes	(26,617)	(2.7)	44,530	3.9	(71,147)	(159.8)

Net (loss) income	(102,338)	(10.4)	130,561	11.3	(232,899)	(178.4)

Less: Net income attributable to non-controlling interests	25,652	2.6	26,998	2.3	(1,346)	(5.0)
Net (loss) income attributable to IGT PLC	(127,990)	(13.0)	103,563	9.0	(231,553)	> 200.0

Business Segment Results
Service revenue
The following table sets forth changes in service revenue in the Global Lottery and Global Gaming segments for the three months ended September 30, 2020 compared to the three months ended September 30, 2019:

	For the three months ended September 30,		Change
($ thousands)	2020	2019	$	%
Operating and facilities management contracts	473,796	453,880	19,916	4.4
Systems, software, and other	75,539	65,803	9,736	14.8
Global Lottery	549,335	519,683	29,652	5.7
Gaming terminal services	192,769	276,381	(83,612)	(30.3)
Systems, software, and other	138,029	125,648	12,381	9.9
Global Gaming	330,798	402,029	(71,231)	(17.7)
Total service revenue	880,133	921,712	(41,579)	(4.5)

Global Lottery segment
The principal drivers of the $29.7 million increase in service revenue were as follows:
•An increase of $19.9 million in Operating and facilities management contracts, primarily driven by higher instant and draw-based games same-store sales (revenue from existing customers as opposed to new or lost customers) from our customers in the United States and Canada, a 16.9% increase, and favorable foreign currency of $12.4 million. These increases were partially offset by lower global jackpot same-store sales, a 14.3% decrease, lower instant and draw-based same-store sales in Italy, a 3.5% decrease, lower instant and draw-based same-store sales from our other global customers, a 0.7% decrease, and lower expected contract incentives arising from our lottery management agreements.
•An increase of $9.7 million in Systems, software, and other, principally due to an increase of $10.2 million from our commercial service offerings, which includes favorable foreign currency of $3.5 million.
Global Gaming segment
The principal drivers of the $71.2 million decrease in service revenue were as follows:
•A decrease of $83.6 million in Gaming terminal services revenue, primarily driven by social distancing measures and temporary casino closures implemented by governments to mitigate the spread of COVID-19, along with concessions we granted to customers for the portion of time that such customers’ operations were impacted by closures or quarantines. These measures resulted in a 38.0% decrease in yields on installed base units, a measure that excludes gaming machines in Italy. Additionally, the installed base, a measure that excludes Italy, was 4.3% lower (2,200 units). Wagers on Italian gaming machines were lower by 25.0%. These decreases were partially offset by favorable foreign currency translation of $7.8 million.
•An increase of $12.4 million in Systems, software, and other revenue, principally due to higher revenue generated from our iGaming and sports betting offerings, a $23.7 million increase which includes favorable foreign currency translation of $4.2 million, partially offset by lower system and software revenue of $11.3 million.

Product sales
The following table sets forth changes in product sales in the Global Lottery and Global Gaming segments for the three months ended September 30, 2020 compared to the three months ended September 30, 2019:

	For the three months ended September 30,		Change
($ thousands)	2020	2019	$	%
Lottery products	20,295	32,523	(12,228)	(37.6)
Global Lottery	20,295	32,523	(12,228)	(37.6)
Gaming terminals	49,431	139,105	(89,674)	(64.5)
Gaming other	31,651	59,907	(28,256)	(47.2)
Global Gaming	81,082	199,012	(117,930)	(59.3)
Total product sales	101,377	231,535	(130,158)	(56.2)

Global Lottery segment
The principal driver of the $12.2 million decrease in Lottery products was the reduction in the sales of lottery equipment and instant tickets.
Global Gaming segment

The principal drivers of the $117.9 million decrease in product sales were as follows:
•An $89.7 million decrease in Gaming terminals, principally associated with 6,520 fewer machines sold during the current period (a 64.0% decrease), although average selling price was consistent, primarily driven by lower demand due to COVID-19 budgetary constraints; and
•A $28.3 million decrease in Gaming other, principally associated with lower demand on gaming systems due to COVID-19 budgetary constraints and a non-recurring multi-year license of intellectual property during the third quarter of 2019.

Operating expenses

	For the three months ended September 30,		Change
($ thousands)	2020	2019	$	%
Cost of services	541,118	575,594	(34,476)	(6.0)
Cost of product sales	81,516	136,246	(54,730)	(40.2)
Selling, general and administrative	180,315	201,416	(21,101)	(10.5)
Research and development	48,039	68,804	(20,765)	(30.2)
Restructuring	(98)	16,152	(16,250)	(100.6)
Other operating expense, net	2,118	1,153	965	83.7
Total operating expenses	853,008	999,365	(146,357)	(14.6)

Information on the material changes in operating expenses for the three months ended September 30, 2020 compared to the three months ended September 30, 2019 are as follows:
Cost of services
Cost of services decreased $34.5 million principally due to:
•An $8.9 million increase in the Global Lottery segment, which includes an unfavorable foreign currency impact of $7.1 million, primarily related to:
◦A $14.7 million increase in point of sale (“POS”) and partner fees, primarily related to an increase in commercial service sales in Italy;
◦A $5.0 million increase in POS consumables related to an increase in lottery sales;
◦A $5.4 million decrease in marketing and advertising costs; and
◦A $4.8 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs.

•A $39.6 million decrease in the Global Gaming segment, which includes an unfavorable foreign currency impact of $9.7 million, primarily related to:
◦A $12.3 million decrease in POS, partner and government fees, primarily related to lower video lottery terminal (“VLT”) and amusement with prize (“AWP”) fees in Italy due to venue closures and fewer active machines;
◦A $7.7 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs;
◦A $4.7 million decrease in licensing and royalty fees, principally due to lower royalties on installed base and poker units due to inactive machines; and
◦A $3.5 million decrease in depreciation and amortization.
•A $3.8 million decrease in Corporate and Other, principally associated with a decrease in amortization primarily related to fully depreciated intangible assets acquired during the 2015 acquisition of IGT.
Cost of product sales
Cost of product sales decreased $54.7 million principally due to:
•An $8.1 million decrease in the Global Lottery segment primarily related to the $12.2 million decrease in product sales during the three months ended September 30, 2020;
•A $44.3 million decrease in the Global Gaming segment, primarily related to the $117.9 million decrease in product sales during the three months ended September 30, 2020 and a $9.6 million increase in inventory obsolescence reserves; and
•A $2.3 million decrease in Corporate and Other, principally associated with a decrease in amortization.

Selling, general and administrative
Selling, general and administrative expense decreased $21.1 million principally due to:
•A $15.8 million decrease in the Global Lottery segment primarily related to:
◦A $6.1 million decrease in non-deductible value-added tax (“VAT”) driven by lower spending and the implementation of the Italy VAT group effective from January 1, 2020;
◦A $5.6 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs.
•A $4.1 million increase in the Global Gaming segment primarily related to:
◦A $27.3 million increase in bad debt expense due to the write-off of aged notes receivables, primarily in Latin America, caused by extended and temporary facility closures within the region, with uncertainty on reopening;
◦A $13.4 million decrease in corporate allocations;
◦A $9.0 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs; and
◦A $2.6 million decrease in employee travel and related expenses.
•A $9.4 million decrease in Corporate and Other primarily related to:
◦An $11.1 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs;
◦A $6.3 million decrease in outside services;
◦A $3.4 million decrease in travel, marketing and advertising; and
◦A $16.1 million decrease in costs allocated to the segments, driven primarily by lower overall corporate managed costs.
Research and development
Research and development expense decreased $20.8 million principally due to:
•An $18.3 million decrease in the Global Gaming segment related to:
◦A $9.5 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, employee furloughs, COVID-19 related government subsidies, and reduction in headcount caused by the restructuring actions initiated in the second quarter of 2020; and

◦A $5.2 million reduction in outside services, including external game testing.

Restructuring
Restructuring decreased $16.3 million principally due to management expanding existing restructuring plans in the prior year.

Operating income (loss)

	For the three months ended September 30,		Change
($ thousands)	2020	2019	$	%
Global Lottery	195,766	160,820	34,946	21.7
Global Gaming	(7,550)	68,025	(75,575)	(111.1)
Business Segment Total	188,216	228,845	(40,629)	(17.8)
Corporate and Other	(59,714)	(74,963)	15,249	20.3
	128,502	153,882	(25,380)	(16.5)

Operating margin for the Company's two operating segments is as follows:

	For the three months ended September 30,
	2020	2019
Global Lottery	34.4%	29.1%
Global Gaming	(1.8)%	11.3%

Global Lottery segment
Segment operating margin increased from 29.1% for the three months ended September 30, 2019 to 34.4% for the three months ended September 30, 2020, principally due to the service revenue increases driven by higher same-store sales in North America, and actions in 2020 to reduce operating costs.

Global Gaming segment
Segment operating margin decreased from 11.3% for the three months ended September 30, 2019 to (1.8)% for the three months ended September 30, 2020, principally due to the impact of casino closures, an increase in bad debt expense due to the write-off of aged notes receivables primarily in Latin America caused by extended facility closures within the region, lower product sales, and an increase in inventory obsolescence reserves.

Non-operating expenses

Interest expense, net
Interest expense, net decreased by $1.5 million as detailed in the table below:

	For the three months ended September 30,		Change
($ thousands)	2020	2019	$	%
Senior Secured Notes	(86,224)	(87,863)	(1,639)	(1.9)
Term Loan Facilities	(10,254)	(9,646)	608	6.3
Revolving Credit Facilities	(8,741)	(5,583)	3,158	56.6
Other	(343)	(3,785)	(3,442)	(90.9)
Interest expense	(105,562)	(106,877)	(1,315)	(1.2)
Interest income	4,539	4,326	(213)	(4.9)
Interest expense, net	(101,023)	(102,551)	(1,528)	(1.5)

Foreign exchange (loss) gain, net

The Company recorded a foreign exchange loss, net of $149.4 million and a foreign exchange gain, net of $124.1 million for the three months ended September 30, 2020 and 2019, respectively, principally due to non-cash foreign exchange losses on euro denominated debt.

(Benefit from) provision for income taxes

	For the three months ended September 30,
($ thousands, except percentages)	2020	2019
(Benefit from) provision for income taxes	(26,617)	44,530
(Loss) income before (benefit from) provision for income taxes	(128,955)	175,091
Effective income tax rate (determined using an estimated annual effective tax rate)	20.6%	25.4%

The change in the effective income tax rate for the three months ended September 30, 2020 compared to the three months ended September 30, 2019 is primarily related to the impact of lower pre-tax earnings, and foreign exchange losses with no associated tax benefit, offset by tax benefits associated with the new global intangible low-taxed income (“GILTI”) high tax exception regulations issued by the Internal Revenue Service.

Comparison of the nine months ended September 30, 2020 and 2019

	For the nine months ended
	September 30, 2020		September 30, 2019		Change
($ thousands)	$	% of Revenue	$	% of Revenue	$	%
Service revenue	2,223,772	86.9	2,892,774	81.9	(669,002)	(23.1)
Product sales	335,417	13.1	639,642	18.1	(304,225)	(47.6)
Total revenue	2,559,189	100.0	3,532,416	100.0	(973,227)	(27.6)

Cost of services	1,479,605	57.8	1,765,519	50.0	(285,914)	(16.2)
Cost of product sales	239,822	9.4	397,217	11.2	(157,395)	(39.6)
Selling, general and administrative	515,858	20.2	616,516	17.5	(100,658)	(16.3)
Research and development	140,111	5.5	200,305	5.7	(60,194)	(30.1)
Restructuring	46,955	1.8	21,853	0.6	25,102	114.9
Goodwill impairment	296,000	11.6	—	—	296,000	—
Other operating expense (income), net	3,721	0.1	(24,743)	(0.7)	28,464	115.0
Total operating expenses	2,722,072	106.4	2,976,667	84.3	(254,595)	(8.6)

Operating (loss) income	(162,883)	(6.4)	555,749	15.7	(718,632)	(129.3)

Interest expense, net	(297,284)	(11.6)	(309,480)	(8.8)	12,196	3.9
Foreign exchange (loss) gain, net	(153,427)	(6.0)	141,609	4.0	(295,036)	> 200.0
Other (expense) income, net	(39,791)	(1.6)	22,687	0.6	(62,478)	> 200.0
Total non-operating expenses	(490,502)	(19.2)	(145,184)	(4.1)	(345,318)	> 200.0
						-
(Loss) income before (benefit from) provision for income taxes	(653,385)	(25.5)	410,565	11.6	(1,063,950)	> 200.0

(Benefit from) provision for income taxes	(34,806)	(1.4)	160,522	4.5	(195,328)	(121.7)

Net (loss) income	(618,579)	(24.2)	250,043	7.1	(868,622)	> 200.0

Less: Net income attributable to non-controlling interests	37,315	1.5	101,370	2.9	(64,055)	(63.2)
Net (loss) income attributable to IGT PLC	(655,894)	(25.6)	148,673	4.2	(804,567)	> 200.0

Business Segment Results
Service revenue
The following table sets forth the changes in service revenue in the Global Lottery and Global Gaming segments for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019:

	For the nine months ended September 30,		Change
($ thousands)	2020	2019	$	%
Operating and facilities management contracts	1,247,158	1,452,138	(204,980)	(14.1)
Systems, software, and other	212,335	186,672	25,663	13.7
Global Lottery	1,459,493	1,638,810	(179,317)	(10.9)
Gaming terminal services	410,385	829,853	(419,468)	(50.5)
Systems, software, and other	353,894	424,111	(70,217)	(16.6)
Global Gaming	764,279	1,253,964	(489,685)	(39.1)
Total service revenue	2,223,772	2,892,774	(669,002)	(23.1)

Global Lottery segment
The principal drivers of the $179.3 million decrease in service revenue were as follows:
•A decrease of $205.0 million in Operating and facilities management contracts, primarily driven by lower Italy draw-based and instant ticket games same-store sales in the first and second quarter of 2020 and lower incentives arising from our Lottery Management agreements resulting from the impact of COVID-19 mobility restrictions. These decreases were partially offset by increases during the third quarter of 2020 in same-store sales and year-over-year increases in instant ticket same-store sales.
•An increase of $25.7 million in Systems, software, and other, principally due to an increase of $27.8 million from our commercial service offerings.

Global Gaming segment
The principal drivers of the $489.7 million decrease in service revenue were as follows:
•A decrease of $419.5 million in Gaming terminal services, principally driven by social distancing measures implemented by governments to mitigate the spread of COVID-19. These measures resulted in the temporary closure of casinos and gaming halls and upon reopening, fewer active machines available for use by players driving lower yields and wagers.
•A decrease of $70.2 million in Systems, software, and other, principally related to:
◦A $61.7 million decrease in software revenue primarily related to non-recurring multi-year poker site license contracts executed in the prior year and lower recurring poker software license fees due to inactive machines to mitigate the spread of COVID-19;
◦A $30.8 million decrease in sport betting revenue primarily caused by delays and cancellations of sports events due to COVID-19;
◦A $16.6 million decrease in casino systems maintenance and system access fees; and
◦A $35.4 million increase in iGaming.

Product sales
The following table sets forth changes in product sales in the Global Lottery and Global Gaming segments for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019:

	For the nine months ended September 30,		Change
($ thousands)	2020	2019	$	%
Lottery products	74,389	86,354	(11,965)	(13.9)
Global Lottery	74,389	86,354	(11,965)	(13.9)
Gaming terminals	146,060	392,930	(246,870)	(62.8)
Gaming other	114,968	160,358	(45,390)	(28.3)
Global Gaming	261,028	553,288	(292,260)	(52.8)
Total product sales	335,417	639,642	(304,225)	(47.6)

Global Lottery segment
The $12.0 million decrease in Lottery products was primarily driven by a reduction in the third quarter of 2020 of lottery equipment and instant tickets.

Global Gaming segment
The principal drivers of the $292.3 million decrease in product sales were as follows:
•A decrease in Gaming terminals of $246.9 million, principally associated with 18,123 fewer machines sold during the current period (a 63.7% decrease) primarily driven by lower demand due to COVID-19 budgetary constraints; and
•A decrease of $45.4 million in Gaming other, principally associated with lower demand for gaming systems due to COVID-19 budgetary constraints and multi-year licenses of intellectual property.

Operating expenses

	For the nine months ended September 30,		Change
($ thousands)	2020	2019	$	%
Cost of services	1,479,605	1,765,519	(285,914)	(16.2)
Cost of product sales	239,822	397,217	(157,395)	(39.6)
Selling, general and administrative	515,858	616,516	(100,658)	(16.3)
Research and development	140,111	200,305	(60,194)	(30.1)
Restructuring	46,955	21,853	25,102	114.9
Goodwill impairment	296,000	—	296,000	—
Other operating expense (income), net	3,721	(24,743)	28,464	115.0
Total operating expenses	2,722,072	2,976,667	(254,595)	(8.6)

Information on the primary drivers of changes in operating expenses for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 are as follows:

Cost of services
Cost of services decreased $285.9 million principally due to:
•A $45.7 million decrease in the Global Lottery segment primarily related to:
◦A $19.8 million decrease in marketing and advertising costs;
◦A $16.5 million decrease in outside services, primarily consultants;
◦A $15.8 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs;
◦A $14.3 million decrease in POS consumables, communication services, postage and freight; and
◦A $36.5 million increase in POS and partner fees driven primarily by higher commercial service sales in Italy.
•A $229.7 million decrease in the Global Gaming segment, which includes an unfavorable foreign currency impact of $2.9 million, primarily related to:
◦A $129.7 million decrease in POS, partner and government fees, primarily related to lower VLT and AWP fees in Italy due to venue closures and fewer active machines;
◦A $29.3 million decrease in licensing and royalty fees, principally due to lower royalties on installed base and poker units due to inactive machines;
◦A $26.3 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs;
◦A $10.2 million decrease in depreciation and amortization;
◦A $6.8 million decrease in spare parts utilized to service machines; and
◦A $5.1 million decrease in marketing and advertising costs.

•A $10.5 million decrease in Corporate and Other, principally associated with a decrease in amortization primarily related to fully depreciated intangible assets acquired during the 2015 acquisition of IGT.

Cost of product sales
Cost of product sales decreased $157.4 million principally due to:
•A $20.0 million decrease in the Global Lottery segment primarily related to higher margin sales during the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019.
•A $132.6 million decrease in the Global Gaming segment, primarily related to:
◦A $292.2 million decrease in product sales during the nine months ended September 30, 2020;
◦An $8.0 million increase in inventory obsolescence reserves; and
◦A $7.0 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs.
•A $4.8 million decrease in Corporate and Other, principally associated with a decrease in amortization.
Selling, general and administrative
Selling, general and administrative decreased $100.7 million principally due to:
•A $26.6 million decrease in the Global Lottery segment primarily related to:
◦A $17.9 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs;
◦A $14.1 million decrease in non-deductible VAT driven by lower spending and the implementation of the Italy VAT group effective from January 1, 2020;
◦A $10.7 million decrease in corporate allocations;
◦A $12.1 million increase in outside services; and
◦A $9.0 million increase in other expenses, primarily related to legal settlements.
•A $49.1 million decrease in the Global Gaming segment primarily related to:
◦A $35.3 million decrease in corporate allocations;
◦A $30.8 million decrease in payroll, employee benefits, and incentive compensation, due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs;
◦A $12.6 million decrease in legal costs;
◦A $5.6 million decrease in employee travel and related expenses; and
◦A $31.9 million increase in bad debt expense primarily due to the third quarter write-off of aged notes receivables caused by extended facility closures within the Latin America region.
•A $25.0 million decrease in Corporate and Other primarily related to:
◦A $36.0 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, and employee furloughs;
◦A $19.3 million decrease in outside services;
◦A $9.5 million decrease in travel, marketing and advertising; and
◦A $45.9 million reduction in costs allocated to the business segments, driven primarily by lower overall corporate costs.
Research and development
Research and development decreased $60.2 million principally due to:
•A $51.5 million decrease in the Global Gaming segment related to:
◦A $36.7 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, employee furloughs, and COVID-19 related government subsidies; and
◦A $10.9 million reduction in outside services, including external game testing.

•A $7.2 million decrease in the Global Lottery segment related to a $10.1 million decrease in payroll, employee benefits, and incentive compensation, principally due to temporary salary reductions, cancellation of the 2020 short-term incentive compensation program, employee furloughs, and COVID-19 related government subsidies.
•A $1.5 million decrease in Corporate and Other, principally associated with a decrease in depreciation.
Restructuring
Restructuring increased $25.1 million principally due to management initiating restructuring plans to achieve long-term structural cost savings by simplifying our organizational structure, optimizing our global supply chain, and consolidating our global technology organization.

Goodwill impairment
During the first quarter of 2020, we determined there was an interim goodwill impairment triggering event caused by the COVID-19 outbreak. Based principally on management’s financial projections, which included the estimated impact of COVID-19, we recorded $193.0 million and $103.0 million non-cash impairment losses within the former International and North America Gaming and Interactive reporting units, respectively, to reduce the carrying amount of these reporting units to fair value.

Other operating expense (income), net
Other operating expense (income), net changed by $28.5 million primarily related to the non-recurring gain on the sale of assets to a distributor for $27.7 million in the prior year.

Operating income (loss)

	For the nine months ended September 30,		Change
($ thousands)	2020	2019	$	%
Global Lottery	446,965	542,913	(95,948)	(17.7)
Global Gaming	(124,787)	239,940	(364,727)	(152.0)
Business Segment Total	322,178	782,853	(460,675)	(58.8)
Corporate and Other	(485,061)	(227,104)	(257,957)	(113.6)
	(162,883)	555,749	(718,632)	(129.3)

Operating margin for the Company's two business segments is as follows:

	For the nine months ended September 30,
	2020	2019
Global Lottery	29.1%	31.5%
Global Gaming	(12.2)%	13.3%

Global Lottery segment
Segment operating margin decreased from 31.5% for the nine months ended September 30, 2019 to 29.1% for the nine months ended September 30, 2020, principally due to a reduction in service revenue partially offset by decreases in cost of services and selling, general and administrative expenses.

Global Gaming segment
Segment operating margin decreased from 13.3% for the nine months ended September 30, 2019 to (12.2)% for the nine months ended September 30, 2020, principally due to a reduction in product and service revenue and the prior year gain on sale of the non-premium installed base in Oklahoma to a distributor, partially offset by a decrease in selling, general and administrative expenses.

Non-operating expenses

Interest expense, net
Interest expense, net decreased by $12.2 million compared to the nine months ended September 30, 2019, as detailed in the table below:

	For the nine months ended September 30,		Change
($ thousands)	2020	2019	$	%
Senior Secured Notes	(258,340)	(260,389)	(2,049)	(0.8)
Term Loan Facilities	(26,309)	(28,601)	(2,292)	(8.0)
Revolving Credit Facilities	(25,007)	(23,690)	1,317	5.6
Other	462	(6,785)	(7,247)	(106.8)
Interest expense	(309,194)	(319,465)	(10,271)	(3.2)
Interest income	11,910	9,985	(1,925)	(19.3)
Interest expense, net	(297,284)	(309,480)	(12,196)	(3.9)

Foreign exchange (loss) gain, net
The Company recorded a net foreign exchange loss of $153.4 million and a net foreign exchange gain of $141.6 million in the nine months ended September 30, 2020 and 2019, respectively, principally due to non-cash foreign exchange losses and gains on the Company’s euro denominated debt.

(Benefit from) provision for income taxes

	For the nine months ended September 30,
($ thousands, except percentages)	2020	2019
(Benefit from) provision for income taxes	(34,806)	160,522
(Loss) income before (benefit from) provision for income taxes	(653,385)	410,565
Effective income tax rate (determined using an estimated annual effective tax rate)	5.3%	39.1%

The change in the effective income tax rate for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019 is primarily related to the impact of lower pre-tax earnings, the first quarter 2020 impairment of goodwill within the former North America Gaming and International segments with no associated tax benefit, and a partial valuation allowance related to our business interest expense limitation carryforward, offset by tax benefits associated with the new GILTI high tax exception regulations issued by the Internal Revenue Service.

Liquidity and Capital Resources

The Company's business is capital intensive and requires liquidity to meet its obligations and fund growth. Historically, the Company's primary sources of liquidity have been cash flows from operations and, to a lesser extent, cash proceeds from financing activities, including amounts available under the Revolving Credit Facilities due July 2024. In addition to general working capital and operational needs, the Company's liquidity requirements arise primarily from its need to meet debt service requirements and to fund capital expenditures and upfront license fee payments. The Company also requires liquidity to fund any acquisitions and associated costs. The Company's cash flows generated from operating activities together with cash flows generated from financing activities have historically been sufficient to meet the Company's liquidity requirements; however, the Company implemented robust business continuity plans with cost reduction and capital spending avoidance initiatives in anticipation of the impact on liquidity arising from COVID-19.

The Company believes its ability to generate cash from operations to reinvest in its business, primarily due to the long-term nature of its contracts, is one of its fundamental financial strengths. Combined with funds currently available and committed borrowing capacity, the Company expects to have sufficient liquidity to meet its financial obligations and working capital requirements in the ordinary course of business for at least the next 12 months from the date of issuance of these condensed consolidated financial statements.

The cash management, funding of operations, and investment of excess liquidity are centrally coordinated by a dedicated treasury team with the objective of ensuring effective and efficient management of funds.

The Company's total available liquidity was as follows:

($ thousands)	September 30, 2020	December 31, 2019
Revolving Credit Facilities due July 2024	1,606,750	1,752,125
Cash and cash equivalents	943,346	662,934
Total Liquidity	2,550,096	2,415,059

The Revolving Credit Facilities due July 2024 are subject to customary covenants (including maintaining a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA) and events of default, none of which are expected to impact the Company's liquidity or capital resources. At September 30, 2020 and December 31, 2019, the Company was in compliance with the covenants.

On May 7, 2020, the Company entered into an amendment to the Senior Facilities Agreement for the Revolving Credit Facilities due July 2024 (the “RCF Agreement”), and on May 8, 2020, the Company entered into an amendment to the Senior Facility Agreement for the Euro Term Loan Facility due January 2023 (the “TLF Agreement”).

The amendments modified the RCF Agreement and the TLF Agreement by, among other things:
•Providing a waiver of the covenants requiring the Company to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021, and establishing new thresholds for these financial covenants starting with the fiscal quarter ending September 30, 2021 as described in the amendments;
•Providing that for the period commencing on January 30, 2020 and expiring on August 31, 2021 (the “Relief Period Expiration Date”), a material adverse effect arising from the COVID-19 pandemic shall not constitute a material adverse effect under the agreements and any cessation or suspension of business arising from the COVID-19 pandemic shall not constitute an event of default under the agreements;
•Providing that the obligation to grant security over additional collateral be waived provided that the public debt ratings of the Company are not less than BB- or Ba3;
•Obligating the Company to maintain “Liquidity” (as defined in the amendments) of at least $500 million for the period commencing on the date of the amendments and expiring on the Relief Period Expiration Date (the “Relief Period”), with such financial covenant being tested quarterly or, if any monthly trading update or quarterly compliance certificate evidences that Liquidity is less than $750 million, monthly;
•Increasing the margin from 2.75% to 3.25% if the public debt ratings of the Company are B+ or B1 (or lower);
•Prohibiting restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds; and
•Decreasing the maximum annual amount that the Company can spend on acquisitions during the Relief Period to $100 million.

In addition, the amendment to the RCF Agreement provided that the margin applicable to all loans under the RCF Agreement outstanding as of April 11, 2020 was increased to 2.475%, and the amendment to the TLF Agreement provided that the margin applicable to all loans under the TLF Agreement outstanding as of April 11, 2020 was increased to 2.50%.

On June 19, 2020, the Company issued $750.0 million of 5.250% Senior Secured U.S. Dollar Notes due January 2029. The Company utilized a portion of the proceeds to repurchase $500.0 million of the 6.250% Senior Secured U.S. Dollar Notes due February 2022 (the “6.250% Notes”) for total consideration, excluding interest, of $525.0 million. The Company recorded a $23.3 million loss on extinguishment of debt in connection with the repurchase, of which a $28.3 million loss is classified in other expense, net and an offsetting gain of $5.0 million is classified in interest expense, net in the condensed consolidated statement of operations for the nine months ended September 30, 2020.

Refer to “Notes to the Condensed Consolidated Financial Statements (Unaudited)—6. Debt” included in “Item 1. Notes to the Condensed Consolidated Financial Statements (Unaudited)” herein for further discussion of these amendments and senior secured notes, as well as information regarding the Company's other debt obligations, including the maturity profile of borrowings and committed borrowing facilities.

At September 30, 2020 and December 31, 2019, approximately 24% of the Company's net debt portfolio was exposed to interest rate fluctuations. The Company's exposure to floating rates of interest primarily relates to the Euro Term Loan Facility due January 2023 and Revolving Credit Facilities due 2024. At December 31, 2019, the Company held $625.0 million (notional amount) in interest rate swaps that effectively convert $625.0 million of the 6.250% Notes from fixed interest rate debt to variable rate debt. At September 30, 2020, the Company held $425.0 million (notional amount) in interest rate swaps that were no longer designated as hedging relationships and the fair value of the swaps is recognized in interest expense with no corresponding offset to debt.

The following table summarizes the Company's cash balances by currency:

	September 30, 2020		December 31, 2019
($ thousands)	$	%	$	%
Euros	756,621	80.2	399,042	60.2
U.S. dollars	90,523	9.6	170,771	25.8
Other currencies	96,202	10.2	93,121	14.0
Total Cash	943,346	100.0	662,934	100.0

The Company holds insignificant amounts of cash in countries where there may be restrictions on transfer due to regulatory or governmental bodies. Based on the Company's review of such transfer restrictions and the cash balances held in such countries, it does not believe such transfer restrictions have an adverse impact on its ability to meet liquidity requirements at September 30, 2020 and December 31, 2019.

We enter into various factoring agreements with third-party financial institutions to sell certain of our trade receivables. We factored trade receivables of $1,202.4 million and $2,629.4 million during the nine months ended September 30, 2020 and year ended December 31, 2019, respectively, under these factoring arrangements, which reduced trade receivables. The cash received from these arrangements is reflected as cash provided by operating activities in the condensed consolidated statements of cash flows. In certain of these factoring arrangements, for ease of administration, we will collect customer payments related to the factored trade receivables, which we then remit to the financial institutions. At September 30, 2020 and December 31, 2019, we had $136.0 million and $50.2 million, respectively, that was collected on behalf of the financial institutions and recorded as other current liabilities in the condensed consolidated balance sheets. The net cash flows relating to these collections are reported as financing activities in the condensed consolidated statements of cash flows.

Cash Flow Summary
The following table summarizes the condensed consolidated statements of cash flows. A complete condensed consolidated statement of cash flows is provided in the Condensed Consolidated Financial Statements included herein.

	For the nine months ended September 30,		Change
($ thousands)	2020	2019	$	%
Net cash provided by operating activities	610,313	788,705	(178,392)	(22.6)
Net cash used in investing activities	(206,953)	(225,847)	18,894	8.4
Net cash used in financing activities	(203,813)	(279,886)	76,073	27.2
Net cash flows	199,547	282,972	(83,425)	(29.5)

Analysis of Cash Flows

Net Cash Provided by Operating Activities

	For the nine months ended September 30,
($ thousands)	2020	2019	$ Change
Net (loss) income	(618,579)	250,043	(868,622)
Adjustments to reconcile net (loss) income to cash flows from operations	1,146,302	567,894	578,408
Change in operating assets and liabilities, excluding the effects of acquisitions	189,110	(31,822)	220,932
Change in deferred income taxes	(106,520)	2,590	(109,110)
	610,313	788,705	(178,392)

During the nine months ended September 30, 2020, the Company generated $610.3 million of net cash flows from operating activities, a decrease of $178.4 million compared to the nine months ended September 30, 2019. This decrease was principally driven by the change in net (loss) income, primarily due to a $973.2 million reduction in revenue, partially offset by lower variable and fixed expenses and cash management initiatives implemented as a result of COVID-19.

Net Cash Used in Investing Activities
During the nine months ended September 30, 2020 and 2019, net cash flows used in investing activities were $207.0 million and $225.8 million, respectively. Net cash used in investing activities decreased primarily due to lower capital expenditures, partially offset by lower proceeds from the sale of systems, equipment and other assets related to the second quarter 2019 strategic sale of assets to a distributor.

Net Cash Used in Financing Activities
During the nine months ended September 30, 2020, net cash flows used in financing activities were $203.8 million and during the nine months ended September 30, 2019, net cash flows used in financing activities were $279.9 million.

Financing activities for the nine months ended September 30, 2020
•The Company made principal payments of $959.3 million on debt related to:
◦$500.0 million on the 6.250% Senior Secured U.S. Dollar Notes due February 2022;
◦$432.0 million on the 4.750% Senior Secured Euro Notes due March 2020; and
◦$27.3 million on the 5.500% Senior Secured U.S. Dollar Notes due June 2020
•Dividends paid to shareholders and non-controlling interests of $40.9 million and $135.9 million, respectively
•The Company received proceeds of $895.9 million from debt related to:
◦$750.0 million from the issuance of 5.250% Senior Secured U.S. Dollar Notes due January 2029; and
◦$145.9 million from the Revolving Credit Facilities due July 2024
•Net receipts of $95.7 million, related to financial liabilities in our Global Lottery segment
Financing activities for the nine months ended September 30, 2019
•The Company made principal payments of $1.265 billion on debt related to:
◦$497.5 million on the 4.125% Senior Secured Euro Notes due February 2020;
◦$417.0 million on the Revolving Credit Facilities due July 2024; and
◦$350.2 million on the first installment of the Euro Term Loan Facility due January 25, 2020
•Dividends paid to shareholders and non-controlling interests of $122.6 million and $135.7 million, respectively
•Capital returned to non-controlling interests of $80.4 million

•The Company received proceeds of $1.397 billion from debt related to:
◦$847.0 million from the issuance of €750 million 3.500% Senior Secured Euro Notes due June 2026; and
◦$550.1 million from the issuance of 2.375% Senior Secured Euro Notes due April 2028

Off-Balance Sheet Arrangements

At September 30, 2020, we did not have any significant changes to off-balance sheet arrangements.

Dividends

Dividends of $40.9 million were paid to shareholders during the nine months ended September 30, 2020. As part of the amendments to the Senior Facilities Agreement for the Revolving Credit Facilities due July 2024 and the Senior Facility Agreement for the Euro Term Loan Facility due January 2023, the Company agreed to prohibit restricted payments (including dividends and ordinary share repurchases) during the period commencing on April 1, 2020 and expiring on June 30, 2021, and permitting restricted payments during the period commencing on July 1, 2021 and expiring on the maturity date of the respective agreements provided that the ratio of total net debt to EBITDA as adjusted to reflect the restricted payment is less than specified thresholds.

Historical payment of dividends is not an indication that dividends will be paid on any future date after June 30, 2021. The Company has not implemented a formal policy on dividend distributions, and any future dividend payment is subject to Board approval.

Contractual Obligations

There have been no material changes to our contractual obligations disclosed under “Item 5.F. Tabular Disclosure of Contractual Obligations” to our 2019 Form 20-F, except as disclosed in Note 6, Debt, to the condensed consolidated financial statements herein.

Item 3.     Quantitative and Qualitative Disclosures About Market Risk

There have been no material changes to the disclosure under “Part I, Item 11. Quantitative and Qualitative Disclosures about Market Risk” included in our 2019 Form 20-F.

Item 4.      Controls and Procedures

There were no changes in our internal control over financial reporting during the nine months ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II.     OTHER INFORMATION

Item 1.    Legal Proceedings

Please see Note 7, Commitments and Contingencies—Legal Proceedings hereto.

Item 1A.    Risk Factors

The following risks should be considered in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements and the related notes and the other risks described in the Safe Harbor Statement set forth in Item 5.G of the Company’s 2019 Form 20-F. These risks may affect the Company's operating results and, individually or in the aggregate, could cause its actual results to differ materially from past and anticipated future results. The following discussion of risks may contain forward-looking statements which are intended to be covered by the Safe Harbor Statement. Except as may be required by law, the Company undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events, or otherwise. The Company invites you to consult any further related disclosures made by the Parent from time to time in materials filed with or furnished to the SEC.

Risks related to the Company's Business and Industry

The Company has a concentrated customer base in certain business segments, and the loss of any of its larger customers (or lower sales from any of these customers) could lead to significantly lower revenue

A substantial portion of the Company’s revenues (equal to approximately 24.2% of its total consolidated revenues for the nine months ended September 30, 2020) is derived from exclusive and non-exclusive licenses awarded to the Company by Agenzia delle Dogane e Dei Monopoli ("ADM"), the governmental authority responsible for regulating and supervising gaming in Italy. In particular, a substantial portion of the Company’s revenues is derived from two exclusive licenses, one for the operation of the Italian Gioco del Lotto game (the "Lotto License") and one for instant tickets (equal to approximately 9.0% and 7.0%, respectively, of its total consolidated revenues for the nine months ended September 30, 2020).

The Company expects that a significant portion of its revenues and profits will continue to depend upon the licenses awarded to the Company by ADM. Licenses may be terminated prior to their expiration dates upon the occurrence of certain events of default affecting the Company, or if such licenses are deemed to be against the public interest, or terminated or annulled if successfully challenged by competitors. The law providing the extension of the license for instant tickets in Italy has been challenged from two operators (Sisal and Stanleybet) and the European Court of Justice ("ECJ") has been asked to express an opinion on the compatibility of that law within the E.U. law principles. In addition, the conditions for any new license will be established by law and included in the rules of the new license. Any material reduction in the Company’s revenues from these licenses, including as a result of an annulment, early termination, or non-renewal of these licenses following their expiration, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

In addition, recurring revenues from the Company’s top 10 customers outside of Italy accounted for approximately 21.5% of its total consolidated revenues for the nine months ended September 30, 2020. If the Company were to lose any of these larger customers, or if these larger customers experience lower sales and consequently reduced revenues, which are primarily service revenues, there could be a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company’s operations are dependent upon its continued ability to retain and extend its existing contracts and win new contracts

The Company derives a substantial portion of its revenues from its portfolio of long-term contracts in the Global Lottery segment (equal to approximately 48.7% of its total consolidated revenues for the nine months ended September 30, 2020), awarded through competitive procurement processes. In addition, the Company’s U.S. lottery contracts typically permit a lottery authority to terminate the contract at any time for material, uncured breaches and for other specified reasons out of the Company's control, such as the failure by a state legislature to approve the required budget appropriations, and many of these contracts in the U.S. permit the lottery authority to terminate the contract at will with limited notice and do not specify the compensation to which the Company would be entitled were such termination to occur.

In the event that the Company is unable or unwilling to perform certain lottery contracts, such contracts permit the lottery authority a right to use the Company's system-related equipment and software necessary for the performance of the contract until the expiration or earlier termination of the contract.

The termination of or failure to renew or extend one or more of the Company’s lottery contracts, or the renewal or extension of one or more of the Company’s lottery contracts on materially altered terms, could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The outbreak of the novel coronavirus COVID-19 (“COVID-19”) has had and will likely continue to have an adverse effect on the Company’s business, operations, financial condition and operating results

In January 2020, an outbreak of a new strain of coronavirus, COVID-19, was identified and has spread around the world, including in the Company’s core markets of the United States and Italy. The World Health Organization declared the outbreak to be a pandemic on March 11, 2020. Currently, there is no vaccine for COVID-19 and there can be no assurance that an effective vaccine will be developed or specific treatments approved to contain the spread of the disease. The global spread of COVID-19 has been, and continues to be, complex and rapidly evolving, with governments, public institutions and other organizations imposing or recommending, and businesses and individuals implementing, restrictions on various activities or other actions to combat its spread, such as restrictions and bans on travel or transportation, stay-at-home directives, limitations on the size of gatherings, closures of work facilities, schools, public buildings and businesses, cancellation of events, including sporting events, concerts, conferences and meetings, and quarantines and lock-downs. The pandemic and its consequences, including the closure of almost all casinos and gaming halls globally in the second quarter of 2020, dramatically reduced demand for gaming products and services, which has had a negative impact on all aspects of the Company’s business. While most casinos and gaming halls have since reopened, there can be no assurance that the Company will not be affected by future shutdowns. The extent and duration of the COVID-19 pandemic and its impact on the Company’s future financial and operational performance remains uncertain, and will depend on future developments, including the duration and spread, and any recurrence of the pandemic, and related actions taken by U.S. and international governments, state and local officials to prevent and contain disease spread, all of which are uncertain and cannot be predicted. Furthermore, the Company’s suppliers may experience adverse effects of the pandemic, including but not limited to bankruptcy or insolvency, which could impact the Company’s supply chain and its ability to operate at the same level as prior to the COVID-19 crisis.

The current, and uncertain future, impact of the COVID-19 outbreak is expected to continue to impact the Company’s results, operations, outlooks, plans, goals, growth, reputation, cash flows, and liquidity.

The COVID-19 pandemic, and other similar health epidemics, contagious outbreaks, and public perception thereof, may affect consumer spending and behavior, and the operations of the Company’s customers

The COVID-19 pandemic, and public perception thereof, has contributed to consumer unease and decreased discretionary spending and consumer travel, which have had, and will continue to have, a negative effect on the Company. Other future health epidemics or contagious disease outbreaks could do the same. The Company cannot predict the ultimate effects that the outbreak of COVID-19, any resulting unfavorable social, political, and economic conditions and decrease in discretionary spending or travel would have on the Company, as they would be expected to impact the Company’s customers, suppliers, and business partners in varied ways in different communities. In the Company’s lottery, machine gaming, and digital businesses, revenue is largely driven by players’ disposable incomes and level of gaming activity and lottery purchases. The outbreak of COVID-19 has led to economic and financial uncertainty for many consumers and has reduced, and may continue to reduce, the disposable incomes of players across all of the Company’s business units. Further, the COVID-19 pandemic, and the perception of risk of infection may affect consumer behavior as people may feel uncomfortable traveling or being in crowded environments such as casinos and gaming halls while the virus remains a threat. This may result in fewer patrons visiting casinos and gaming halls and fewer players purchasing lottery and sports betting products, and lower amounts spent per casino visit or lottery purchase, or reduced spend on sports betting and other online gambling activities, which may negatively impact the results of operations, cash flows, and financial condition of the Company’s casino customers, their ability to purchase or lease the Company’s products and services and therefore the Company’s machine gaming business revenue, revenues to lotteries and, therefore, the Company’s lottery business revenue, and revenues to the Company’s online casino and sports book partners and, therefore, the Company’s sports betting and digital business revenue.

The outbreak of COVID-19 and the resulting unfavorable economic conditions have also impacted and could continue to impact, the ability of the Company’s customers to make timely payments. These unfavorable conditions have caused, and could continue to or may cause, some of the Company’s customers to close casinos, gaming halls and/or lottery operations, decrease spending on marketing of or purchases of lottery products or declare bankruptcy, which would adversely affect the Company’s business. The recent outbreak also resulted in significant volatility in both the credit and equity markets, potentially leading to an economic downturn. The difficulty or inability of the Company’s customers to generate or obtain adequate levels of capital to finance their ongoing operations may reduce their ability to purchase the Company’s products and services. In the Company’s lottery business, difficult economic conditions may contribute to reductions in spending on marketing by customers and, in certain instances, less favorable terms under contracts, as many of the Company’s customers face budget shortfalls and seek to cut costs. In the Company’s sports betting business, the suspension or cancellation of the majority of sporting events which has and could continue to negatively impact the financial condition of the Company’s sports book customers, their ability to purchase development and other services, their risk of payment default, or their spending levels as they seek to reduce costs, each of which could negatively impact the Company’s sports betting business revenue.

Slow growth or declines in the replacement of gaming machines, slow growth of new gaming jurisdictions or slow addition of casinos and gaming halls in existing jurisdictions, including as a result of COVID-19, may have an adverse impact on the Company

Demand for the Company’s machine gaming products and services is driven by the replacement of existing gaming machines in existing casinos and gaming halls, the establishment of new jurisdictions, the opening of additional casinos and gaming halls in existing jurisdictions, and the expansion of existing casinos and gaming halls. Slow growth or declines in the replacement cycle of gaming machines resulting from the COVID-19 pandemic have reduced and may continue to reduce the demand for the Company’s products and negatively impact the Company’s results of operations, cash flows, and financial condition. In the first nine months of 2020, the Company’s machine gaming revenue was adversely affected by casino closures and fewer casino openings and expansions.

The opening of new casinos and gaming halls, expansion of existing casinos and gaming halls, and replacement of existing gaming machines in existing casinos and gaming halls fluctuate with demand, economic conditions, regulatory approvals, and the availability of financing and have been negatively affected by the recent COVID-19 pandemic. In addition, the expansion of gaming into new jurisdictions can be a protracted process. Any of these factors could delay, restrict, or prohibit the expansion of the Company’s business and negatively impact the Company’s results of operations, cash flows, and financial condition.

The Company is subject to substantial penalties for failure to perform

The Company’s Italian licenses, lottery contracts in the U.S. and in other jurisdictions, and other service contracts often require performance bonds or letters of credit to secure its performance under such contracts and require the Company to pay substantial monetary liquidated damages in the event of non-performance by the Company.

At September 30, 2020, the Company had outstanding performance bonds and letters of credit in an aggregate amount of approximately $1.189 billion. These instruments present a potential for expense for the Company and divert financial resources from other uses. Claims on performance bonds, drawings on letters of credit, and payment of liquidated damages could individually or in the aggregate have a material adverse effect on the Company's results of operations, business, financial condition, or prospects.

Slow growth or declines in the lottery and gaming markets could lead to lower revenues for the Company

The Company’s future success will depend, in part, on the success of the lottery industry and the gaming industry in attracting and retaining new players in the face of such increased competition in the entertainment and gaming markets, as well as the Company's own success in developing innovative services, products and distribution methods/systems to achieve this goal. In addition, there is a risk that new products and services may replace existing products and services and the Company's customers might acquire or develop competencies that reduce their dependencies on the Company's product and services. The replacement of old products and services with new products and services may offset the overall growth of sales of the Company. A failure by the Company to achieve these goals could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Brexit has created uncertainty that could impact the Company's operations, business, financial condition, or prospects

The U.K. exited the E.U. on January 31, 2020, which commenced a transition period through December 31, 2020, during which the U.K. will continue to apply E.U. laws and regulations and the trading relationship between the U.K. and the E.U. will remain the same. Negotiations to determine the terms of trade and other arrangements between the U.K. and the E.U. following the conclusion of the transition period at the end of 2020 are ongoing. Uncertainty remains as to what terms, if any, may be approved during the transition period. Uncertainty regarding the status of such terms and the possibility of the U.K. and the E.U. ending the transition period without any agreement in place remains, which could result in further political and economic uncertainty in the U.K. and the E.U. that may impact the Company's global operations. Because the Company maintains significant operations in the E.U., the terms of Brexit following the transition period could also impact intercompany transactions and create new or additional tax liabilities. The Company’s ability to operate in Italy may be negatively impacted if the terms of Brexit following the transition period do not maintain parity rights for U.K. and E.U. companies and the current Italian regulatory framework is modified as a result of such terms. The Company continues to monitor Brexit and its potential impacts on the Company’s results of operations, business, financial condition, or prospects.

The Company’s success depends in large part on its ability to develop and manage frequent introductions of innovative products and the ability to respond to technological changes

The Company must continually introduce and successfully market new games and technologies to remain competitive and effectively stimulate customer demand. The process of developing new products is inherently complex and uncertain. It requires accurate anticipation of changing customer needs and end-user preferences as well as emerging technological trends. If the Company's competitors develop new game content and technologically innovative products and the Company fails to keep pace, its business could be adversely affected. In addition, if the Company fails to accurately anticipate customer needs and end-user preferences through the development of new products and technologies, the Company could lose business to its competitors, which would adversely affect its results of operations, business, financial condition, or prospects. The Company intends to continue investing resources in research and development. There is no assurance that its investments in research and development will guarantee successful products. The Company invests heavily in product development in various disciplines: platform hardware, platform software, digital services, content (game) design and casino software systems. Because the Company’s newer products are generally more technologically sophisticated than those it has produced in the past, the Company must continually refine its design, development, and delivery capabilities across all channels to ensure product innovation. If the Company cannot efficiently adapt its processes and infrastructure to meet the needs of its product innovations, its results of operations, business, financial condition, or prospects could be negatively impacted.

If the Company is unable to protect its intellectual property or prevent its unauthorized use by third parties, its ability to compete in the market may be harmed

The Company protects its intellectual property to ensure that its competitors do not use such intellectual property. However, intellectual property laws in the U.S., Italy, and in other jurisdictions may afford differing and limited protection, may not permit the Company to gain or maintain a competitive advantage, and may not prevent its competitors from duplicating its products, designing around its patented products, or gaining access to its proprietary information and technology.

The Company may not be able to prevent the unauthorized disclosure or use of its technical knowledge or trade secrets. For example, there can be no assurance that consultants, vendors, partners, former employees, or current employees will not breach their obligations regarding non-disclosure and restrictions on use. In addition, anyone could seek to challenge, invalidate, circumvent, or render unenforceable any of the Company's patents. The Company cannot provide assurance that any pending or future patent applications it holds will result in an issued patent, or that, if patents are issued, they would necessarily provide meaningful protection against competitors and competitive technologies or adequately protect the Company’s then-current technologies. The Company may not be able to detect the unauthorized use of its intellectual property, prevent breaches of its cybersecurity efforts, or take appropriate steps to enforce its intellectual property rights effectively. In addition, certain contractual provisions, including restrictions on use, copying, transfer, and disclosure of software, may be unenforceable under the laws of certain jurisdictions.

The Company’s success may depend in part on its ability to obtain trademark protection for the names or symbols under which it markets its products and to obtain copyright protection and patent protection of its technologies and game innovations. The Company may not be able to build and maintain goodwill in its trademarks or obtain trademark or patent protection, and there can be no assurance that any trademark, copyright, or issued patent will provide competitive advantages for the Company or that the Company’s intellectual property will not be successfully challenged or circumvented by competitors.

The Company intends to enforce its intellectual property rights, and from time to time may initiate claims against third parties that it believes are infringing its intellectual property rights. Litigation brought to protect and enforce the Company’s intellectual property rights could be costly, time-consuming, and distracting to management, could fail to obtain the results sought, and could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

If the Company is unable to license intellectual property from third parties, its ability to compete in the market may be harmed

The Company licenses intellectual property rights from third parties. If such third parties do not properly maintain or enforce the intellectual property rights underlying such licenses, or if such licenses are terminated or expire without being renewed, the Company could lose the right to use the licensed intellectual property, which could adversely affect its competitive position or its ability to commercialize certain of its technologies, products, or services.

In addition, some of the Company’s most popular games and features are based on trademarks, patents and other intellectual property licensed from third parties. The Company’s future success may depend upon its ability to obtain, retain and/or expand licenses for popular intellectual property rights with reasonable terms in a competitive market. If the Company cannot renew and/or expand existing licenses, it may be required to discontinue or limit its use of the games or gaming machines that use the licensed technology or bear the licensed marks, which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Third party intellectual property infringement claims against the Company could limit its ability to compete effectively

The Company cannot provide assurance that its products do not infringe the intellectual property rights of third parties. Infringement and other intellectual property claims and proceedings brought against the Company, whether successful or not, are costly, time-consuming and distracting to management, and could harm the Company's reputation. In addition, intellectual property claims and proceedings could require the Company to do one or more of the following: (1) cease selling or using any of its products that allegedly incorporate the infringed intellectual property, (2) pay substantial damages, (3) obtain a license from the third-party owner, which license may not be available on reasonable terms, if at all, (4) rebrand or rename its products, and (5) redesign its products to avoid infringing the intellectual property rights of third parties, which may not be possible and, if possible, could be costly, time-consuming, or result in a less effective product. A successful claim against the Company could have a material adverse effect on its results of operations, business, financial condition, or prospects.

The Company’s business may be adversely affected by lower cost of entry into the gaming industry

As a result of developments in digital and internet gaming, the cost of entry to the gaming market has decreased significantly. This results in a highly competitive environment. Digital and internet gaming have emerged as substantial methods of competition from existing competitors and, increasingly, new competitors as a result of the lower cost of entry. The increased competition may result in increased pricing pressures on a number of the Company’s products and services, and may impact the Company’s results and financial position.

Adverse changes in discretionary consumer spending may adversely affect the Company's business

Socio-political and economic factors that impact consumer confidence may result in decreased discretionary spending by consumers and have a negative effect on the Company's business. Unfavorable changes in social, political and economic conditions and economic uncertainties, as well as decreased discretionary spending by consumers, may adversely impact customers, suppliers and business partners in a variety of ways.

The revenue generated by the Company's business relies on players’ discretionary income and their level of gaming activity. Economic factors resulting in a reduction of such discretionary income could result in fewer lottery ticket sales and fewer patrons visiting casinos or engaging in online or digital gaming. A decline in discretionary income over an extended period could cause some of the Company’s customers to close casinos or other gaming operations, which would adversely affect the Company's business. A decline in casino visits may also have an adverse impact on the businesses of casino customers and their ability to purchase or lease products and services.

The Company’s inability to successfully complete and integrate future acquisitions could limit its future growth or otherwise be disruptive to its ongoing business

From time to time, the Company expects it will pursue acquisitions in support of its strategic goals. There can be no assurance that acquisition opportunities will be available on acceptable terms or at all or that the Company will be able to obtain necessary financing or regulatory approvals to complete potential acquisitions. The Company’s ability to succeed in implementing its strategy will depend to some degree upon the ability of its management to identify, complete and successfully integrate commercially viable acquisitions. Acquisition transactions may disrupt the Company’s ongoing business and distract management from other responsibilities. In connection with any such acquisitions, the Company could face significant challenges in managing and integrating its expanded or combined operations, including acquired assets, operations, and personnel.

The Company faces reputational risks related to the use of social media

From time to time, the Company uses social media platforms as marketing tools. These platforms provide the Company, as well as individuals, with access to a broad audience of consumers and other interested persons. Negative commentary regarding the Company or the products it sells may be posted on social media platforms and similar devices at any time and may be adverse to the Company’s reputation or business. Further, as laws and regulations rapidly evolve to govern the use of social media, the failure by the Company, its employees or third parties acting at the Company's direction to abide by applicable laws and regulations in the use of these platforms and devices could adversely impact the Company’s business, financial condition, and results of operations or subject it to fines or other penalties.

Legal and Compliance Risks

Changing enforcement of the Wire Act may negatively impact the Company's operations, business, financial condition, or prospects

On January 14, 2019, the U.S. Department of Justice (the “DOJ”) published an opinion (the "2019 Opinion") reversing its previously-issued opinion (the "2011 Opinion") that the Wire Act, which prohibits several types of wager-related communications over a “wire communications facility,” was applicable only to sports betting. The 2019 Opinion interprets the Wire Act as applying to other forms of gambling that cross state lines, though the precise scope of the 2019 Opinion is unclear, and the DOJ has not yet addressed how it plans to enforce the Wire Act in light of the 2019 Opinion. Further, the New Hampshire Lottery Commission and certain private parties have commenced litigation in federal district court in New Hampshire challenging the 2019 Opinion. In response to this and other lawsuits, the DOJ issued a memorandum in April 2019 acknowledging that the 2019 Opinion did not consider whether the Wire Act applies to State lotteries and their vendors, and the DOJ is now considering this issue. In connection with such acknowledgment, the DOJ also extended the non-prosecution period for State lotteries and their vendors indefinitely while they consider the question. If the DOJ concludes that the Wire Act does apply to State lotteries and/or their vendors, they would extend the non-prosecution period for an additional period of 90 days after the DOJ publicly announces such position.

On June 3, 2019, the U.S. District Court for the District of New Hampshire ruled in favor of the plaintiffs and opined that the Wire Act applies only to sports betting and related activities (the “NH Decision”). The NH Decision also set aside the 2019 Opinion leaving the 2011 Opinion as the DOJ's only stated opinion on the subject. In response to the NH Decision, the DOJ extended the forbearance period to December 31, 2019; such forbearance period was further extended through December 1, 2020. The Lottery Forbearance remains unchanged. On August 16, 2019, the DOJ filed a Notice of Appeal with respect to the NH Decision. Oral arguments were heard by the First Circuit Court of Appeal on June 18, 2020. It is unclear when the DOJ will conclude its consideration of whether the Wire Act applies to State lotteries and their vendors, or whether other courts would come to the same conclusions set forth in the NH Decision. The Company’s management is evaluating the NH Decision, the 2019 Opinion, the DOJ appeal and their implications to the Company, its customers, and the industries in which the Company operates. If the Wire Act is broadly interpreted and enforced to prohibit activities in which the Company and its customers are engaged, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures and/or the Company may be required to substantially change the way it conducts its business, any of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company faces risks related to the extensive and complex governmental regulation applicable to its operations

The Company’s activities are subject to extensive and complex governmental regulation, including restrictions on advertising, increases in or differing interpretations by authorities on taxation, limitations on the use of cash, and anti-money laundering compliance procedures. In particular, the Italian government has recently banned gaming advertising and significantly raised gaming taxes. Any changes in the legal or regulatory framework or other changes, such as increases in the taxation of sports betting or gaming, changes in the compensation paid to licensees, or increases in the number of licenses, authorizations, or licenses awarded to the Company's competitors, could materially affect its profitability.

In addition, in the U.S. and in many international jurisdictions where the Company currently operates or seeks to do business, lotteries, sports betting, and gaming are not permitted unless expressly authorized by law. The successful implementation of the Company’s growth strategy and its business could be materially adversely affected if jurisdictions that do not currently authorize lotteries, sports betting, or gaming do not approve such activities or if those jurisdictions that currently authorize lotteries, sports betting, or gaming do not continue to permit such activities.

Investigations by governmental and licensing entities can result in adverse findings or negative publicity

From time to time, the Company is subject to extensive background investigations, and other investigations of various types are conducted by governmental and licensing authorities with respect to applicable gaming regulations. These regulations and investigations vary from time to time and from jurisdiction to jurisdiction where the Company operates. Because the Company’s reputation for integrity is an important factor in its business dealings with lottery and other governmental agencies, a governmental allegation or a finding of improper conduct by or attributable to the Company in any manner, the prolonged investigation of these matters by governmental or regulatory authorities, and/or the adverse publicity resulting therefrom could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects, including its ability to retain existing contracts or to obtain new or renewed contracts, both in the subject jurisdiction and elsewhere.

Failure to comply with data privacy laws, including the GDPR could result in significant penalties

The GDPR came into effect on May 25, 2018, expanding the rules on using personal data and increasing the risks of processing personal data compared to prior legislation and introducing new obligations on data controllers and rights for data subjects, including, among others:

•accountability and transparency requirements, which will require data controllers to demonstrate and record compliance with the GDPR and to provide more detailed information to data subjects regarding processing;
•enhanced data consent requirements, which includes "explicit" consent in relation to the processing of sensitive data;
•obligations to consider data privacy as any new products or services are developed and limit the amount of information collected, processed, and stored as well as its accessibility;
•constraints on using data to profile data subjects;
•providing data subjects with personal data in a usable format on request and erasing personal data in certain circumstances; and
•reporting of breaches without undue delay (72 hours where feasible).

Other jurisdictions in which the Company operates have implemented, or are considering implementing, data privacy laws similar to the GDPR. Several of the Parent’s subsidiaries, particularly those in Italy, deal with a significant amount of employee and customer personal data. There is a risk that the Company's policies and procedures for compliance with data privacy laws, including the GDPR will not be implemented correctly or that individuals within the Company will not be fully compliant with the new procedures. Failure to comply with data privacy laws may have serious financial consequences to the Company. For example, failure to comply with the GDPR may lead to fines for data breaches of up to the maximum of either €20 million or 4% of worldwide annual revenue, and the Company could face significant administrative sanctions and reputational damage that could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company is exposed to significant risks in relation to compliance with anti-corruption laws and regulations and economic sanction programs

Doing business on a worldwide basis requires the Company to comply with the laws and regulations of various jurisdictions. In particular, the Company's operations are subject to anti-corruption laws and regulations, such as the U.S. Foreign Corrupt Practices Act of 1977, the U.K. Bribery Act of 2010 and other anti-corruption laws that apply in countries where the Company operates. Other laws and regulations applicable to the Company control trade by imposing economic sanctions on countries and persons and creating customs requirements and currency exchange regulations. The Company's continued global expansion, including in countries which lack a developed legal system or have high levels of corruption, increases the risk of actual or alleged violations of such laws.

The Company cannot predict the nature, scope or effect of future regulatory requirements to which its operations might be subject or the manner in which such laws might be administered or interpreted.

There can be no assurance that the policies and procedures the Company has implemented have been or will be followed at all times or will effectively detect and prevent violations of these laws by one or more of the Company's directors, officers, employees, consultants, agents, joint-venture partners or other third-party partners. As a result, the Company could be subject to investigations, criminal and civil penalties, sanctions and/or other remedial measures that in turn could have a material adverse effect on its business, results of operations and financial condition.

Negative perceptions and publicity surrounding the gaming industry could lead to increased gaming regulation

The popularity and acceptance of gaming is influenced by prevailing social attitudes toward gaming, and changes in social attitudes toward gaming could result in reduced acceptance of gaming as a leisure activity. Further, from time to time, the gaming industry is exposed to negative publicity related to gaming behavior, gaming by minors, the presence of gaming machines in too many locations, risks related to digital gaming and alleged association with money laundering. Publicity regarding problem gaming and other concerns with the gaming industry, even if not directly connected to the Company, could adversely impact its business, results of operations, and financial condition. For example, if the perception develops that the gaming industry is failing to address such concerns adequately, the resulting political pressure may result in the industry becoming subject to increased regulation and restrictions on operations. Such an increase in regulation could adversely impact the Company's results of operations, business, financial condition, or prospects.

Recent and future changes to U.S. and foreign tax laws could adversely affect the Company

The Company is subject to tax laws in the U.S. and several foreign tax jurisdictions and judgment is required in determining the Company’s global provision for income taxes. While the Company believes its tax positions are consistent with the tax laws in the jurisdictions in which it conducts business, it is possible that these positions may be overturned by tax authorities, which may have a significant impact on the Company’s global provision for income taxes.

Changes in tax laws or regulations may be proposed or enacted that could significantly affect the Company’s overall tax expense. For example, on December 22, 2017, the U.S. government enacted comprehensive tax legislation through the Tax Act, which significantly changed the U.S. corporate income tax system and has a meaningful impact on the Company’s provision for income taxes. The Tax Act made broad changes to the U.S. federal income tax code, including reducing the federal corporate income tax rate from 35% to 21%, imposing limitations on the Company’s ability to deduct interest expense for tax purposes, creating a new minimum tax on GILTI, and creating BEAT, among many other complex provisions.

The Tax Act requires complex calculations to be performed that were not previously required, judgments, estimates and calculations to be made in interpreting its provisions, and the preparation and analysis of information not previously relevant or regularly produced. In addition, the U.S. Department of Treasury has issued and will continue to issue regulations and interpretive guidance that may significantly impact how the Company will apply the tax law and impact the Company’s results of operations. As additional regulatory and interpretive guidance is issued, the Company may refine its analysis and make adjustments that differ from amounts initially recorded, which could materially affect its tax obligations and effective tax rate. Various uncertainties also exist in terms of how U.S. states and any foreign countries within which the Company operates will react to U.S. federal income tax reform.

In addition, tax authorities are increasingly scrutinizing the tax positions of companies. Many countries in the E.U., as well as a number of other countries and organizations such as the Organization for Economic Cooperation and Development, are actively considering changes to existing tax laws that, if enacted, could increase the Company’s tax obligations in countries where it does business. If U.S. or other foreign tax authorities change applicable tax laws, the Company’s overall taxes could increase, and its results of operations, business, financial condition, or prospects may be adversely affected.

The Company may be subject to an unfavorable outcome with respect to pending regulatory, tax, or other legal proceedings, which could result in substantial monetary damages or other harm to the Company

The Company is involved in a number of legal, regulatory, tax, and arbitration proceedings including claims by and against it as well as injunctions by third parties arising out of the ordinary course of its business and is subject to investigations and compliance inquiries related to its ongoing operations. It is difficult to estimate accurately the outcome of any proceeding. As such, the amounts of the Company’s provision for litigation risks could vary significantly from the amounts the Company may be asked to pay or ultimately pay in any such proceeding. In addition, unfavorable resolution of or significant delay in adjudicating such proceedings could require the Company to pay substantial monetary damages or penalties and/or incur costs that may exceed any provision for litigation risks or, under certain circumstances, cause the termination or revocation of the relevant license or authorization and thereby have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Operational Risks

Failure to attract, retain and motivate personnel may adversely affect the Company's ability to compete

The Company's ability to attract and retain key management, product development, finance, marketing, and research and development personnel, and its ability to attract and maintain a diverse workforce, is directly linked to the Company's continued success. Particularly in the lottery and gaming industries, the market for qualified executives and highly-skilled technical workers is intensely competitive, and the loss of key employees or an inability to hire a sufficient number of technical staff could limit the Company's ability to develop successful products and could cause delays in getting new products to market.

The Company’s business prospects and future success rely heavily upon the integrity of its employees, directors and agents

The real and perceived integrity and security of the Company's products and systems are critical to its ability to attract customers and players. The Company strives to set exacting standards of personal integrity for its employees and directors and its reputation in this regard is an important factor in its business dealings with lottery, gaming, and other governmental agencies. For this reason, an allegation or a finding of improper conduct on the Company’s part, or on the part of one or more of its current or former employees, directors or agents, or the failure to detect fraudulent activity by employees in a timely manner, could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

For example, in October 2020, the Italian Tax Police announced that it is currently investigating alleged misconduct by a small number of the Company’s current and former employees. The alleged misconduct involved unauthorized access to the Company’s lottery system in Italy in order to identify and redeem winning scratch-off lottery tickets. The Company is fully cooperating with the Italian Tax Police in order to facilitate its investigation into the alleged misconduct and has taken proactive steps to ensure the integrity of the Company’s games and to protect the interests of the Company’s customers, including suspending the employees who were implicated by the Italian Tax Police. The Company has also taken measures to review its operational systems and processes designed to prevent fraudulent activities and remains focused on ensuring its business is conducted at the highest levels of integrity. Nevertheless, publicity regarding the investigation could have an adverse impact on the perceived integrity and security of the Company’s products and systems, which could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects, including its ability to retain or renew existing contracts or obtain new contracts.

The success of the Company’s business is dependent on customers’ confidence in the integrity of the Company’s products and systems

The real and perceived integrity and security of the Company’s products and systems are critical to its ability to attract customers and players. In the event of an actual or alleged defect in a Company product or unauthorized access of a Company system, the Company’s existing and prospective customers may lose confidence in the integrity and security of the Company’s products and systems. Such a failure could have a material adverse effect upon the Company’s results of operations, business, financial condition or prospects, including its ability to attract new customers and retain its existing customers.

The Company faces supply chain risks that, if not properly managed, could adversely affect its financial results

The Company purchases most of the parts, components, and subassemblies necessary for its lottery terminals and electronic gaming machines from outside sources. The Company outsources all the manufacturing and assembly of certain lottery terminals to a single vendor and portions of other products to multiple vendors. The Company’s operating results could be adversely affected if one or more of its manufacturing and assembly outsourcing vendors fails to meet production schedules. The Company’s management believes that if a supply contract with one of these vendors were to be terminated or breached, it may take time to replace such vendor under some circumstances and any replacement parts, components, or subassemblies may be more expensive, which could reduce the Company’s margins. Depending on a number of factors, including the Company’s available inventory of replacement parts, components or subassemblies, the time it takes to replace a vendor may result in a delay for a customer. Generally, if the Company fails to meet its delivery schedules under its contracts, it may be subject to substantial penalties or liquidated damages, or contract termination, which in turn could adversely affect the Company's results of operations, business, financial condition, or prospects.

The Company and its operations are subject to cyber-attacks and cyber-security risks which may have an adverse effect on its business and results of operations and result in increasing costs to minimize these risks

The Company's business involves the storage and transmission of confidential business and personal information, and theft and security breaches may expose the Company to a risk of loss of, or improper use and disclosure of, such information, which may result in significant litigation expenses and liability exposure. The Company has experienced and continues to experience cyber-attacks of varying degrees and phishing attacks on a regular basis. To date, the Company has not suffered any material losses as a result of such attacks. The Company's internal policies and procedures may not be able to prevent or detect every cyber-attack or reduce all negative effects they may cause. In addition, the Company's insurance policies may not be sufficient to mitigate all potential negative effects of a cyber-attack.

Any systems failure or compromise of the Company's security that results in the release of confidential business or personal information could seriously harm the Company's reputation and have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company's security measures may also be breached due to employee error, malfeasance, system errors or vulnerabilities, including vulnerabilities of the Company's subcontractors, vendors, suppliers, or otherwise. Such breach could result in significant reputational, legal, and financial liability, and may potentially have a material adverse effect upon the Company’s business, results of operations and financial condition. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, become more sophisticated, and often are not recognized until launched against a target, the Company may be unable to anticipate these techniques or to implement adequate preventative measures. Additionally, cyber-attacks could also compromise trade secrets and other sensitive information and result in such information being disclosed to others and becoming less valuable, which could have a material adverse effect upon the Company’s results of operations, business, financial condition, or prospects.

The Company may face decreased work efficiency due to measures taken to reduce the impact of the COVID-19 pandemic

The outbreak of COVID-19 has caused, and may continue to cause us and certain of the Company’s suppliers, to implement temporary measures mandating employees to work from home and collaborate remotely where possible. The Company has taken measures to monitor and reduce the impact of the outbreak, including establishing a cross-functional global crisis management team, protocols for responding when employees are infected, and enhanced cleaning procedures at all sites, but it cannot assure these will be sufficient to mitigate the risks faced by the Company and its partners’ work forces. The Company has also taken measures to reduce operating costs and ensure liquidity given the uncertain impact of COVID-19 on revenue, deferred all non-critical capital expenditures, have implemented a number of employee-related actions, and may in the future implement further actions. However, the Company may still experience lower work efficiency and productivity, which may adversely affect its service quality, and its business operations could be disrupted if any of the Company’s employees is suspected of infection, since this may cause its employees to be quarantined and/or its offices to be temporarily shut down. The Company will continue to incur costs for its operations, and its revenues during this period are difficult to predict. As a result of any of the above developments, the Company’s business, results of operations, cash flows, and financial condition have been and will be adversely affected by the COVID-19 outbreak. The extent to which this outbreak impacts the Company’s results of operations, cash flows, and financial condition will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity and duration of this outbreak and the actions taken by governmental authorities and us to contain it or treat its impact.

Failures in technology may disrupt the Company’s business and have an adverse effect on its results of operations

The Company’s success depends on its ability to avoid, detect, replicate, and correct software and hardware defects and fraudulent manipulation of its products. The Company incorporates security features into the design of its products which are designed to prevent its customers and players from being defrauded. The Company also monitors its software and hardware to avoid, detect and correct any technical errors. However, there can be no guarantee that the Company’s security features or technical efforts will continue to be effective in the future.

In addition, any disruption in the Company’s network or telecommunications services, or those of third parties that the Company uses in its operations, could affect the Company’s ability to operate its systems, which could result in reduced revenues and customer downtime. The Company’s network and databases of business and customer information, including intellectual property and other proprietary business information and those of third parties the Company uses, are susceptible to outages due to fire, floods, power loss, break-ins, cyber-attacks, network penetration, data privacy or security breaches, denial of service attacks, and similar events, including inadvertent dissemination of information due to increased use of social media. Disruptions with such systems could result in a wide range of negative outcomes, including devaluation of the Company’s intellectual property, increased expenditures on data security, and costly litigation and potential payment of liquidated damages, each of which could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

Financial Risks

Covenants in the Company’s debt agreements may limit its ability to operate its business, and the Company’s breach of such covenants could materially and adversely affect its results of operations, business, financial condition, or prospects

Certain of the Company’s debt agreements require it to comply with covenants that may limit the Company’s ability to:

•pay dividends and repurchase shares;
•acquire assets of other companies or acquire, merge or consolidate with other companies;
•dispose of assets;
•incur indebtedness; and
•grant security interests in its assets.

The Company’s ability to comply with these covenants may be affected by events beyond its control, such as prevailing economic, financial, regulatory and industry conditions. These covenants may limit its ability to react to market conditions or take advantage of potential business opportunities. Further, a breach of such covenants could, if not cured or waived, result in acceleration of its indebtedness, result in the enforcement of security interests or force the Company into bankruptcy or liquidation. Such a breach or any failure to otherwise timely repay outstanding indebtedness could have a material adverse effect on the Company’s results of operations, business, financial condition, or prospects.

The Company may incur additional impairment charges

The Company reviews its amortizable intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. The Company tests goodwill and other indefinite-lived intangible assets for impairment at least annually. Factors that may indicate a change in circumstances, such that the carrying value of the Company’s goodwill, amortizable intangible assets, or other non-amortizing assets may not be recoverable, include a decline in the Company’s stock price and market capitalization, reduced future cash flow estimates, and slower growth rates in industry segments in which the Company participates. The Company may be required to record a significant charge in its consolidated financial statements during the period in which any impairment of goodwill or intangible assets is determined, which would negatively affect the Company’s results of operations. In light of the COVID-19 pandemic and the resulting unfavorable social, political, economic, and financial conditions, the Company performed an interim goodwill impairment assessment in the three months ended March 31, 2020, which resulted in a $296.0 million goodwill impairment charge reducing the value of its former International and North America Gaming and Interactive segments. While during the three months ended September 30, 2020, the Company did not identify the occurrence of any triggering events that would indicate that the fair value of any reporting units may be below its carrying amount, the Company cannot provide assurance that future changes will not require additional material impairment charges in any of its business segments in the future. For more information on the assessment and the goodwill impairment charge, see “Critical Accounting Estimates” in Item 2. “Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Notes to the Condensed Consolidated Financial Statements (Unaudited)—7. Goodwill” included in “Item 1. Condensed Consolidated Financial Statements (Unaudited)”.

Decreased gaming activity resulting from the COVID-19 pandemic could negatively impact the Company’s ability to remain in compliance with its financial covenants, which, unless a waiver or other accommodation is obtained would raise substantial doubt about the Company’s ability to continue as a going concern

As noted above, due to the COVID-19 pandemic, most casinos and gaming halls throughout the globe closed in the first half of 2020, and some casinos and gaming halls have yet to reopen. The closure of casinos and gaming halls significantly disrupted the Company’s ability to generate revenues. In order to remain in compliance with the Company’s debt covenants and meet its payment obligations, on May 7, 2020, the Company entered into an agreement to amend its Senior Revolving Credit Facilities Agreement (the “RCF Amendment”) and on May 8, 2020, the Company entered into an agreement to amend its Senior Term Loan Facility Agreement (the TLF Amendment, and together with the RCF Amendment, the “Amendments”) to provide temporary relief from its financial covenants. The Amendments, among other things, provide a waiver for the Company’s obligation to maintain a minimum ratio of EBITDA to net interest costs and a maximum ratio of total net debt to EBITDA from the fiscal quarter ending June 30, 2020 through the fiscal quarter ending June 30, 2021. During the period beginning on the date of the Amendments and ending on August 31, 2021, the Company will be subject to a minimum liquidity covenant that requires the Company to maintain liquidity of at least $500 million. However, the Company has no control over and cannot predict the length of the closure of casinos and gaming halls due to the COVID-19 pandemic, or any future closures of casinos and gaming halls that have reopened. If the Company is unable to generate machine gaming and other revenue due to closures of casinos and gaming halls or experiences significant declines in business upon reopening, this would negatively impact its ability to remain in compliance with its financial covenants and meet its payment obligations even after the Amendments. If the Company is unable to meet its financial covenants or in the event some other event of default arises, the Company’s lenders could exercise certain remedies, including declaring the principal of and accrued interest on all outstanding indebtedness due and payable and terminating all remaining commitments and obligations. Although the lenders under the Company’s Senior Revolving Credit Facilities Agreement and Senior Term Loan Facility Agreement could waive the defaults or forebear the exercise of remedies, they would not be obligated to do so. Such default may also result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. Failure to obtain such a waiver in the future would have a material adverse effect on the Company’s liquidity, financial condition, and results of operations.

Risks related to the Loyalty Voting Structure

The Parent's controlling shareholder and loyalty voting structure may limit other shareholders' ability to influence corporate decisions

At September 30, 2020, De Agostini had an economic interest of approximately 50.49% and, due to its election to exercise the special voting shares associated with its ordinary shares pursuant to the loyalty plan, a voting interest in the Parent of approximately 65.05% of the total voting rights. See “Item 7. Major Shareholders and Related Party Transactions” in the Company’s 2019 Form 20-F for additional information. This shareholder may make decisions with which other shareholders may disagree, including, among other things, delaying, discouraging, or preventing a change of control of the Company or a potential merger, consolidation, tender offer, takeover, or other business combination and may also prevent or discourage shareholders’ initiatives aimed at changes in the Parent’s management.

The tax consequences of the loyalty voting structure are uncertain

No statutory, judicial, or administrative authority has provided public guidance in respect of the special voting shares of the Parent and as a result, the tax consequences of owning such shares are uncertain. The fair market value of the Parent's special voting shares, which may be relevant to the tax consequences of owning, acquiring, or disposing of such shares, is a factual determination and is not governed by any guidance that directly addresses such a situation. Because, among other things, (i) the special voting shares are not transferable (other than in very limited circumstances as provided for in the loyalty voting structure), (ii) on a winding up or otherwise, the holders of the special voting shares will only be entitled to receive out of the Parent's assets available for distribution to its shareholders, in aggregate, $1, and (iii) loss of the entitlement to instruct the nominee on how to vote in respect of special voting shares will occur without consideration, the Parent believes and intends to take the position that the value of each special voting share is minimal. However, the relevant tax authorities could assert that the value of the special voting shares as determined by the Parent is incorrect. Shareholders are urged to consult their own tax advisors with respect to treatment of special voting shares. See “Item 10.E Taxation” the Company’s 2019 Form 20-F for additional information.

The loyalty voting structure may affect the liquidity of the Parent's ordinary shares and reduce their ordinary share price

The loyalty voting structure may limit the liquidity and adversely affect the trading prices of the Parent's ordinary shares. The loyalty voting structure is intended to reward shareholders for maintaining long-term share ownership by granting persons holding ordinary shares continuously for at least three years the option to elect to receive special voting shares. The special voting shares cannot be traded and, immediately prior to the deregistration of ordinary shares from the register of loyalty shares, any corresponding special voting shares shall cease to confer any voting rights in connection with such special voting shares. This loyalty voting structure is designed to encourage a stable shareholder base, but it may deter trading by those shareholders who are interested in gaining or retaining the special voting shares. Therefore, the loyalty voting structure may reduce liquidity in the Parent's ordinary shares and adversely affect their trading price.

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY PLC

/s/ MASSIMILIANO CHIARA
Name: Massimiliano Chiara
Title: Chief Financial Officer

Dated: November 12, 2020